SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2003

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F ☒  Form    40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Summary of 2003 3rd Quarter Business Report

Table of Contents

I.	Company Overview

1.	Purpose of Company

a.	Scope of Business

b.	Scope of Business for Subsidiaries

2.	History of the Company

a.	Company History

b.	Associated Business Group

3.	Capital Structure

a.	Change in Capital

b.	Expected Change in Capital

c.	Convertible Bonds

4.	Total Number of Authorized Shares

a.	Total Number of Authorized Shares

b.	Information on Issued Shares

c.	Stock Options

d.	Status of Employee Stock Union Status

5.	Voting Rights

6.	Dividend Information

a.	Dividend Information for the Past Years

II. Description of Business

1.	Business Overview

a.	Current Trend of Industry

b.	Company Status

2.	Overview of Operations

a.	Performance of Operations

b.	Financing and Performance of Operations

c.	Transactions of Commission Fees

3.	Other Details Relevant to Investment Decision

a.	Current Ratio

b.	Debt Ratio

c.	Credit Rations

d.	Other Information

III. Financial Information

1.	Summarized Financial Statements

IV. Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

a.	Independent Auditor

2.	Compensation to the Independent Auditor

a.	Auditing Service

b.	Service other than Audit

V. Corporate Governance and Related Companies

1.	Overview of Corporate Governance

a.	About the Board of Directors

2.	Related Companies

a.	Invested Shares in Related Companies

b.	Year-end Performance of Affiliated companies and Subsidiaries

3.	Investments in Related Companies

VI. Stock Information

1.	Stock Distribution

a.	Stock Information of Major Shareholders and Related Parties

b.	Share Ownership of more than 5%

c.	Shareholder Distribution

d.	Total Minority Shareholders, Major Shareholders, and Other Shareholders

2.	Stock Price and Stock Market Performance for the Past 6 Months

a.	Domestic Stock Market

b.	Foreign Stock Market

VII. Directors and Employee Information

1.	Directors

2.	Employee Status

VIII. Related Party Transactions

1.	Transactions with Major Shareholders

a.	Transactions of Provisional Payments and Loans

b.	Payment Transactions

c.	Real-Estate Transactions

I.	Company Overview

1.	Purpose of Company

a.	Scope of Business

1)	Acquisition/ownership of shares in companies, which are engaged in financial services or are closely related to financial services, and the governance and/or management

2)	Funding of Affiliates (in this provision and hereafter, includes subsidiaries, and subsidiaries of the subsidiaries)

3)	Capital investment in subsidiaries or procurement of funds for funding of Affiliates

4)	Development and sale of products jointly with Affiliates and administrative support for joint use of facilities and computer systems with Affiliates

5)	Development and sale of products jointly with Affiliates and administrative support for joint use of facilities and computer systems with Affiliates

6)	Activities ancillary to the activities in the above items, for which the authorization, permits or approval is not required under the relevant laws and regulations

7)	All businesses or activities directly or indirectly relating to the businesses listed above

b.	Scope of Business for Subsidiaries

(1)	Woori Bank

1)	Primary Businesses

•	Deposit & savings and issuance of securities and other debt obligations

•	Loans and bill discounts

•	Domestic/overseas related foreign exchange services

•	Trust business

2)	Supplementary Businesses

•	Loan guarantees, bill undertaking

•	Installment services

•	Loan and sales of investment securities

•	Lending and offering of securities;

       Offering of securities is restricted to commercial paper & trade bills

•	Underwriting and offering of securities, mediating sales; trading treasury securities under the Act of Securities

•	Trading repurchase bonds

•	Brokering of treasury bonds, sale of beneficiary certificates

•	Factoring

•	Safeguard deposits

•	Collection and payment services

•	Regional and municipal agency deposits

•	M&A brokering

•	Credit information services, and consulting services

•	Fiscal stamp, lottery tickets, and gift certificate sales

•	Real estate easing services

•	Investments in futures and foreign futures

(2)	Kyongnam Bank

1)	Banking services and all other related services in accordance with the Banking Act

2)	All trust services in accordance with the Trust Act

3)	All businesses or activities directly or indirectly relating to the businesses listed above

(3)	Kwangju Bank

1)	Banking services in accordance with the Banking Act

2)	Foreign exchange services

3)	All trust services in accordance with the Trust Act

4)	All businesses or activities directly or indirectly relating to the businesses listed above

(4)	Woori Credit Card

1)	Issuing and managing credit cards

2)	Credit card usage billing and settlement

3)	Registering and managing of merchants

4)	Providing funds to credit card users

5)	All businesses or activities directly or indirectly relating to the businesses listed above.

6)	Providing funds for payments made in installments or deferred payments.

7)	Undertaking, managing, and collecting account receivables of manufacturers or sellers

8)	Leasing services

9)	Credit loans and/or collateralized loans

10)	Discounting of bills

11)	Credit research services relating to businesses 1~7 as mentioned above.

12)	Acquisition of securities issued and/or held by non-bank financial institutions, which are related to businesses 1~11 as mentioned above

13)	Payment guarantees

14)	Bond issuance and debt financing

15)	Foreign currency borrowing and issue of foreign currency securities

16)	Acquiring and managing securities

17)	Telemarketing, Insurance brokering, travel related services

18)	Foreign exchange services

19)	Credit card manufacturing

20)	Organizing and managing associations on behalf of customers

21)	Publishing of service-related publications

22)	Issuing prepaid & debit cards

23)	Prepaid & debit card billing and settlement

24)	Services related to other credit related products

25)	New technology and venture investment

26)	Venture capital

27)	e-Commerce

28)	Real estate leasing

29)	Utilization of Internet for all above services

30)	Supplementary and investment related to all services mentioned above

31)	Services have completed necessary filing, registration, endorsement, and approval from respective government agencies

(5)	Woori Investment Trust Management

1)	Securities investment trust management

2)	Investment advisory, investment transactions

3)	Futures investment

4)	Call transactions

5)	Purchasing bills

6)	All businesses or activities directly or indirectly relating to businesses 1 to 5 mentioned above

(6)	Woori Finance Information System

1)	Development, distribution, and management of computer systems

2)	Consulting services in computer implementation and usage

3)	Distribution, mediation, and lease of computer systems

4)	Maintenance of computer related equipment

5)	Publish and distribute IT related reports and books

6)	Educational services related to computer usage

7)	Information communication, telecommunications, and information distribution services

8)	Manufacturing and distribution of audio-visual media

9)	Information processing and outsourcing services

10)	All businesses or activities directly or indirectly relating to the businesses listed above

(7)	Woori F&I

1)	Undertaking and disposition of ABS, issued primarily to securitize distressed assets through asset securitization, under the Asset Securitization Law

2)	Undertaking and disposition of asset management companies that were initially set up to manage distressed assets, under the Asset securitization Law.

3)	All businesses or activities directly or indirectly relating to the businesses listed above

(8)	Woori LB First Asset Securitization Specialty Co., Ltd.

1)	Transfer, management, and disposition of all rights related to securities and other assets (hereafter ‘securitized assets’) from Hanvit Bank, Peace Bank, Kyongnam Bank, Kwangju Bank, and Woori Merchant Bank under the Asset Securitization Law.

2)	Issue and redemption of securitized assets

3)	Preparing and registering of asset securitization plan to the Financial Supervisory Service

4)	Consummation of contracts required to execute the asset securitization plan

5)	Provisional borrowing and other similar procedures for ABS redemption.

6)	Investment of surplus funds

7)	Other businesses and activities relating to the businesses listed above.

(9)	Woori LB Second Asset Securitization Specialty Co., Ltd.

1)	Transfer, management, and disposition of all rights related to securities and other assets (hereafter ‘securitized assets’) Hanvit Bank and Kwangju Bank under the Asset Securitization Law..

2)	Issue and redemption of securitized assets

3)	Preparing and registering of asset securitization plan to the Financial Supervisory Service

4)	Consummation of contracts required to execute the asset securitization plan

5)	Provisional borrowing and other similar procedures for ABS redemption.

6)	Investment of surplus funds

7)	Other businesses and activities relating to the businesses listed above.

(10)	Woori LB Third Asset Securitization Specialty Co., Ltd.

1)	Transfer, management, and disposition of all rights related to securities and other assets (hereafter ‘securitized assets’) from Hanvit Bank, Kyongnam Bank and Woori Credit Card under the Asset Securitization Law.

2)	Issue and redemption of securitized assets

3)	Preparing and registering of asset securitization plan to the Financial Supervisory Service

4)	Consummation of contracts required to execute the asset securitization plan

5)	Provisional borrowing and other similar procedures for ABS redemption.

6)	Investment of surplus funds

7)	Other businesses and activities relating to the businesses listed above

(11)	Woori Securities

1)	Securities dealing

2)	Sale consignment of securities

3)	Brokering of securities transactions and/or proxy transactions

4)	Brokering of securities in domestic securities markets and overseas markets

5)	Underwriting securities

6)	Offering of securities

7)	Conscription for securities sales

8)	Securities saving services

9)	Overseas securities trading

10)	Credit services related to securities trading

11)	Lending and safe services

12)	Trading and brokering of marketable certificate of deposits

13)	Agent services for foreigners

14)	Payment guarantee for corporate bond principal and interest

15)	Trustee services for bond offerings

16)	M&A mediation and brokering

17)	Public offering related deposit agent services

18)	Foreign exchange services

19)	Bill discounting and trading

20)	Bill brokering

21)	Real estate leasing

22)	Lending of securities to institutional investors

23)	Lottery and ticket sales

24)	Publishing books and other publications

25)	Leasing and sales of IT systems and software related to securities

26)	Customer investment funds foreign exchange and foreign currency hedging

27)	Financial derivatives

28)	Consignment sales of mutual funds

29)	Futures and consulting services under the Securities & exchange law

30)	Other businesses and activities relating to the businesses listed above.

2.	History of the Company

a.	Company History

(1)	Background to establishment and major changes

December 23, 2000	Establishment of Financial Holding Company Act

December 30, 2000	KDIC invested public fund of 8541.6 billion dollars in Hanvit Bank, Peace Bank, Kwangju Bank, Kyongnam Bank, and Hanaro Merchant Bank

March 14, 2001	Filed permission for establishment of ‘Woori Finance Holdings’

March 24, 2001	Official permission from FSS for ‘Woori Finance Holdings’

March 27, 2001	Incorporated as ‘Woori Finance Holdings, Co. Ltd’ (Total Capital

April 2, 2001	Official launch of ‘Woori Finance Holdings’

July 16, 2001	Issued bond with warrants

September 29, 2001	Woori Finance Information System incorporated as subsidiary

December 3, 2001	Woori Asset Management incorporated as subsidiary

December 3, 2001	Woori First SPC incorporated as subsidiary

December 26, 2001	Woori Second SPC incorporated as subsidiary

December 31, 2001	Split merger of Peace Bank; Launch of Woori Credit Card

March 15, 2002	Establishment of Woori Third SPC subsidiary

March 29, 2002	Woori Investment Trust Management incorporated as subsidiary

June 11, 2002	Capital increase through public offering (Total capital : 3.817 trillion won)

June 24, 2002	Listed on the Korea Stock Exchange

July 29, 2002	Woori Securities as incorporated as subsidiary

September 5, 2002	Consummated strategic investment agreement of up to billion dollars with Lehman Brothers, in managing distressed assets

December 23, 2002	P&A contract with credit card division of Kwangju Bank

December 31, 2002	IT outsourcing contract with Kwangju Bank and Kyongnam Bank

March 10, 2003	Integrated IT platform with Kyongnam Bank

August 1, 2003	Woori Merchant Bank merged into Woori Bank

b.	Associated Business Group

(1)	Overview of Business Group

1)	Name of business group : Woori Finance Group

2)	History

December 23, 2000	Establishment of Financial Holding Company Act

December 30, 2000	KDIC invested public fund of 8541.6 billion dollars in Hanvit Bank, Peace Bank, Kwangju Bank, Kyongnam Bank, and Hanaro Merchant Bank

March 14, 2001	Filed permission for establishment of ‘Woori Finance Holdings’

March 24, 2001	Official permission from FSS for ‘Woori Finance Holdings’

March 27, 2001	Incorporated as ‘Woori Finance Holdings, Co. Ltd’ (Total Capital

April 2, 2001	Official launch of ‘Woori Finance Holdings’

July 16, 2001	Issued bond with warrants

September 29, 2001	Woori Finance Information System incorporated as subsidiary

December 3, 2001	Woori Asset Management incorporated as subsidiary

December 3, 2001	Woori First SPC incorporated as subsidiary

December 26, 2001	Woori Second SPC incorporated as subsidiary

December 31, 2001	Split merger of Peace Bank; Launch of Woori Credit Card

March 15, 2002	Establishment of Woori Third SPC subsidiary

March 29, 2002	Woori Investment Trust Management incorporated as subsidiary

June 11, 2002	Capital increase through public offering (Total capital : 3.817 trillion won)

June 24, 2002	Listed on the Korea Stock Exchange

July 29, 2002	Woori Securities as incorporated as subsidiary

September 5, 2002	Consummated strategic investment agreement of up to billion dollars with Lehman Brothers, in managing distressed assets

December 23, 2002	P&A contract with credit card division of Kwangju Bank

December 31, 2002	IT outsourcing contract with Kwangju Bank and Kyongnam Bank

March 10, 2003	Integrated IT platform with Kyongnam Bank

August 1, 2003	Woori Merchant Bank merged into Woori Bank

(2)	Related companies within Business Group

Type	Name of Company	Controlling company	Notes

Holding Company	Woori Finance Holdings	KDIC

1st Tier Subsidiaries	Woori Bank, Co.	Woori Finance Holdings	11 companies

Kyongnam Bank, Co.

Kwangju Bank, Co.

Woori Credit Card, Co.

Woori Finance Information System

Woori F & I

Woori First SPC

Woori Second SPC

Woori Third SPC

Woori Investment Trust Management, Co.

Woori Securities, Co. (*1)

2nd Tier Subsidiaries	Woori Credit Information, Co.	Woori Bank	6 companies

Woori America Bank

P.T. Bank Woori Indonesia

Shinwoo Corporate Restructuring Company

	Nexbi Tech	Woori Credit Card

	Woori CA Asset Management	Woori F&A

(*1)	Listed Company

3.	Capital Structure

a.	Change in Capital

(units: won)

		Stock Decrease/Increase

Date	Category	Type	Quantity	Par Value	Issue price	Changed Capital	Method	Ratio

2001.3.27	Establishment	C/S	727,458,609	5,000	5,000	3,637,293,045	—	—

2002.5.31	Exercise BW	C/S	165,782	5,000	5,000	3,638,121,955	—	—

2002.6.12	Capital increase w/consideration	C/S	36,000,000	5,000	6,800	3,818,121,955	Public Offering	0.0494

2002.6.30	Exercise BW	C/S	1,416,457	5,000	5,000	3,825,204,240	—	—

2002.9.30	Exercise BW	C/S	2,769,413	5,000	5,000	3,839,051,305	—	—

2002.12.31	Exercise BW	C/S	4,536	5,000	5,000	3,839,073,985	—	—

2003.3.31	Exercise BW	C/S	1,122	5,000	5,000	3,839,079,595	—	—

2003.6.30	Exercise BW	C/S	7,688,991	5,000	5,000	3,877,524,550	—	—

b.	Expected Change in Capital

Unwarranted foreign convertible bonds can be converted a year after its issuance, and therefore can bring about change in capital.

(1)	Unsecured Convertible Bond Series No. 6-1

Item	Information

Date of Issuance	2002.9.27

Total Amount of Issuance	USD 36,000,000

Exercise Period	2003.9.28 ~ 2005.08.27

Exercise Price	7,313 won

Total amount of unexercised bond with warrants	USD 36,000,000

Number of Shares	5,914,180

(2)	Unsecured Convertible Bond Series No. 6-2

Item	Information

Date of Issuance	2002.12.20

Total Amount of Issuance	USD 16,000,000

Exercise Period	2003.12.21 ~ 2005.11.20

Exercise Price	5,588 won

Total amount of unexercised bond with warrants	USD 16,000,000

Number of Shares available for issuance	3,481,173

(3)	Unsecured Convertible Bond Series No. 6-3

Item	Information

Date of Issuance	2003.3.26

Total Amount of Issuance	USD 39,000,000

Exercise Period	2004. 3.27 ~ 2006. 2.26

Exercise Price	5,380 won

Total amount of unexercised bond with warrants	USD 39,000,000

Number of Shares available for issuance	8,661,914

(4)	Unsecured Convertible Bond Series No. 6-4

Item	Information

Date of Issuance	2003.3.26

Total Amount of Issuance	20 billion won

Exercise Period	2004. 3.27 ~ 2006. 2.26

Exercise Price	5,380 won

Total amount of unexercised bond with warrants	20 billion won

Number of Shares available for issuance	3,717,472

5)	Unsecured Convertible Bond Series No. 6-5

Item	Information

Date of Issuance	2003.7.10

Total Amount of Issuance	USD 1,000,000

Exercise Period	2004. 7.11 ~ 2006.6.10

Exercise Price	7,228 won

Total amount of unexercised bond with warrants	USD 1,000,000

Number of Shares available for issuance	164,429

c.	Convertible Bonds

(units: won, shares)

Item		Unsecured C/B Series 6-1	Unsecured C/B Series 6-1	Unsecured C/B Series 6-1	Unsecured C/B Series 6-1	Unsecured C/B Series 6-1	Total

Date of Issue		2002.9.27	2002.12.20	2003.3.26	2003.3.26__	2003.7.10	—

Total Amount		36,000,000	16,000,000	39,000,000	20 billion	1,000,000	USD92,000,000 +20 billion

Allotment Method		Private	Private	Private	Private	Private	—

Conversion Period		2003.9.28~ 2005.8.27	2003.12.21 ~ 2005.11.20	2004.3.27 ~ 2006.2.26	2004.3.27 ~ 2006.2.26	2004. 7.11 ~ 2006. 6.10	—

Conditions	ratio	100%	100%	100%	100%	100%	—

	price	7,313	5,588	5,380	5,380	7,228	—

Type of Stock when converted		Common	Common	Common	Common	Common	—

Converted Bonds	amount	—	—	—	—	—	—

	shares	—	—	—	—	—	—

Unconverted Stock	amount	36,000,000	16,000,000	39,000,000	200__	1,000,000	—

	shares	5,914,180	3,481,173	8,661,914	3,717,472	164,429	21,939,168

Notes		Maturity: 2005.9.27	Maturity: 2005.12.20	Maturity: 2006.3.26	Maturity : 2006.3.26	Maturity : 2006.7.10	—

*	Units in won.

Series 6-1, 6-2, 6-3, 6-5 issuances are in dollars, while session 6-4 is in won

Conversion value is stated in won; the currency rate used in Series 6-1 was 1,210 won/$, 6-2 was 1,215.80 won/$, 6-3 was 1,194.90won/$, and 6-5 was 1,188.50won/$ respectively.

4.	Total Number of Authorized Shares

a.	Total Number of Authorized Shares

(as of 2003.09.30)

Total Number of shares to be authorized	Total Number of Issued Stock	Total Number of Unissued Stock

2,400,000,000	775,504,910	1,624,495,090

b.	Information on Issued Shares

(as of 2003.09.30)

(Par Value : 5000 won)	(units: 1000 won, shares)

Type		Number of Stock Issued	Face Value	Notes

Registered	Common Stock	775,504,910	3,877,524,550

Total		775,504,910	3,877,524,550

c.	Stock Options

(as of 2003.09.30)	(units: won, shares)

Grant date	Relationship	Grantee	Type of stock	No. of granted options	Exercised options	Exercisable options	Exercise period	Exercise price

2002.12.04	Standing director	Byung Chul Yoon	Common	100		100	2005.12.4 ~2008.12.3

2002.12.04	Standing director	Kwang Woo Chun	Common	80	—	80	2005.12.4 ~2008.12.3	—

2002.12.04	Standing director	Euoo Sung Min	Common	80	—	80	2005.12.4 ~2008.12.3	—

2002.12.04	Non-standing dir.	Hwan Kyu Park	Common	40	—	40	2005.12.4 ~2008.12.3	—

2002.12.04	Non-standing dir.	Ki Chul Han	Common	30	—	30	2005.12.4	—

2002.12.04	Non-standing dir.	Tae Ho Sohn	Common	30	—	30	2005.12.4 ~2008.12.3	—

2002.12.04	Non-standing dir.	Won Gihl Son	Common	30	—	30	2005.12.4 ~2008.12.3	—

2002.12.04	Non-standing dir.	Nam Hong Cho	Common	10	—	10	2005.12.4 ~2008.12.3	—

2002.12.04	Standing director	Sang Chul Lee	Common	10	—	10	2005.12.4 ~2008.12.3	—

2002.12.04	Standing director	Chae Woong Lee	Common	10	—	10	2005.12.4 ~2008.12.3	—

2002.12.04	Standing director	Gae Min Lee	Common	10	—	10	2005.12.4 ~2008.12.3	—

2002.12.04	—	Kwang Sun Chung	Common	10	—	10	2005.12.4 ~2008.12.3	—

2002.12.04	Standing director	Hae-Suk Suh	Common	10	—	10	2005.12.4 ~2008.12.3	—

2002.12.04	Standing director	Duk Hoon Lee	Common	80	—	80	2005.12.4 ~2008.12.3	—

2002.12.04	Dir .of related company	Jong Wook Kiim	Common	45	—	45	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Jin Kyu Park	Common	45	—	45	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Jong Ku Min	Common	30	—	30	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Jong Hwee Lee	Common	30	—	30	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Dong Myun Suh	Common	30	—	30	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Ki Shin Kim	Common	30	—	30	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Young Seok Kim	Common	30	—	30	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Byung Kil Choi	Common	30	—	30	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Young Ho Park	Common	30	—	30	2005.12.4 ~2008.12.3	—

Grant date	Relationship	Grantee	Type of stock	No. of granted options	Exercised options	Exercisable options	Exercise period	Exercise price

2002.12.04	Director of related company	Tae Woong Chung	Common	30	—	30	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Dong Chan Bae	Common	30	—	30	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Dae Hwan Kim	Common	10	—	10	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Young Ha Kim	Common	10	—	10	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Young Yong Kim	Common	10	—	10	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Taik Su Han	Common	10	—	10	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Sang Im Park	Common	10	—	10	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Joon Ho Hahm	Common	10	—	10	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Joon Ho Lee	Common	30	—	30	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Joo Sun Ohm	Common	20	—	20	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Ga Seok Chae	Common	20	—	20	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Sung Wook Park	Common	5	—	5	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Ki Seok Kim	Common	5	—	5	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Jae Ki Hong	Common	5	—	5	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Sam Su Hong	Common	40	—	40	2005.12.4 ~2008.12.3	—

2002.12.04	—	Jung Rak Chun	Common	30	—	30	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Won Chul Hwang	Common	20	—	20	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Jong Hwee Kim	Common	15	—	15	2005.12.4 ~2008.12.3	—

2002.12.04	—	Sung Hoo Kwak	Common	15	—	15	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Seok Hwan Lee	Common	15	—	15	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Seok Hee Hwang	Common	40	—	40	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Choong Hwan Lee	Common	35	—	35	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Ki Sang Chung	Common	30	—	30	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Ki Joong Kim	Common	15	—	15	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Kwang Seo Koo	Common	15	—	15	2005.12.4 ~2008.12.3	—

Grant date	Relationship	Grantee	Type of stock	No. of granted options	Exercised options	Exercisable options	Exercise period	Exercise price

2002.12.04	—	In Ki Paik	Common	30	—	30	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Seung Yang Park	Common	15	—	15	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Keun Soo Yook	Common	15	—	15	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Ki Jong Chung	Common	5	—	5	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Hun Il Nam	Common	30	—	30	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Young Soo Kim	Common	30	—	30	2005.12.4 ~2008.12.33	—

2002.12.04	Director of related company	Jin Ho Yoo	Common	20	—	20	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Seok Koo Yoon	Common	15	—	15	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Ji Yeon Joo	Common	15	—	15	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Ho Hyun Lee	Common	20	—	20	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Chan Kook Chung	Common	15	—	15	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Duk Yoon Kim	Common	15	—	15	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Young Wook Kim	Common	15	—	15	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Dae Kyu Ko	Common	15	—	15	2005.12.4 ~2008.12.3	—

Total	—	—	—	1,560	—	1,560	—	—

d.	Status of Employee Stock Union Status

(as of 2003.9.30)	(units: won, shares)

Type of stock	Initial Balance	Increase	Decrease	Ending Balance	Notes

Common stock	15,439,230	—	11,570,183	3,689,047

Total	15,439,230	—	11,570,183	3,689,047

5.	Voting Rights

(as of 2002.12.31)	(units: shares)

Items	Number of stock	Notes

1. Stock with voting rights (A-B)	(767,814,767)

A. Total Number of issued stocks	767,814,767

B. Stocks without voting rights	—

2. Stocks with limited voting rights (A+B+C+D)	(—)

A. Limited by the Business Law	—

B. Limited by the Securities & Exchange Law	—

C. Restrictions due to monopoly regulations and Fair Trade Act	—

D. Limited by other law enforcements	—

3. Stocks with voting rights restored	(—)

Stocks with Voting Rights (1-2+3)	(767,814,767)

6.	Dividend Information

a.	Dividend information for the past years

(Par value : 5000 won)	(units: won)

Items					2002	2001

Net profit					589,214,226,635	684,102,036,323

Earnings per share (won)					786	940

Profit available for Dividend distribution					1,086,596,253,235	558,501,102,453

Propensity to Dividend

D I V I D E N D S	C A S H P A Y O U T	A. Dividend Per Stock	large	C/S	50

				P/S

			small	C/S	250

				P/S

		B. Total Dividend Amount	large	C/S	33,672,930,450

				P/S

			small	C/S	23,589,047,000

				P/S

		C. Dividend Ratio	large	C/S	1.04

				P/S

			small	C/S	5.22

				P/S

	S T O C K	A. Stock Dividend Ratio	large	C/S

				P/S

			small	C/S

				P/S

		B. Stock Dividend Per Share	large	C/S

				P/S

			small	C/S

				P/S

Net Asset per Share					6,596	5,605

Ordinary Income per Share					786	943

II.	Description of Business

1.	Business Overview

a.	Current Trend of Industry

*	Further Expansion and Convergence

•	Introduction of more diverse and complex financial securities, especially in the Bancassurance business

*	Expansion in business roles of financial institutions, and increasing competition due to developments in IT and capital markets

•	No longer dependent on deposit to loan margin, now seeking new revenue models

•	IT developments inducing communications industry to enter the market

*	Market share competition in retail finance markets

•	Aggressive competition due to rapid growth in retail financial markets, such as the credit card business.

b.	Company Status

(1)	General Overview and Classification of Business Sectors

(a)	General Overview

Woori Finance Holdings Co., Ltd. (the “Company”) was established on March 27, 2001. The Company was engaged in the business of managing the five financial institutions (Woori Bank (formerly Hanvit Bank), Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea) and Woori Investment Bank (hereafter the “five subsidiaries”), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. In accordance with its functional restructuring, the Company established or acquired seven more subsidiaries, and has four 2nd -tier subsidiaries. On establishment, the Company’s common stock amounted to (Won)3,637,293 million ($3,030,067 thousand), consisting of 727,459,000 common shares ((Won)5,000 per share) issued and outstanding. However as a result of several capital increases since establishment, the Company’s common stock amounted to (Won)3, 839,074 million ($3,198,162 thousand), consisting of 767,814,797 common shares issued and outstanding as of December 31, 2002. On June 24, 2002, the Company listed its common shares on the Korea Stock Exchange through a public offering at a price of (Won)6,800 per share, which included 36 million new shares and 54 million issued shares. The KDIC owned 673,458,609 (87.7%) shares of the Company’s common shares as of December 31, 2002.

Woori Bank (formerly Hanvit Bank) was established in 1899 and is engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law, and foreign exchange business with approval from the Bank of Korea (“BOK”) and the Ministry of Finance and Economy (“MOFE”). In connection with the infusion of public funds, Woori Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. Woori Bank changed its name from Hanvit Bank to Woori Bank on May 20, 2002. Its common stock amounted to (Won)2,764,400 million ($2,302,899 thousand) consisting of 552,880,000 common shares issued and outstanding as of December 31, 2002. Woori Bank is wholly owned by the Company. The head office of Woori Bank is located in Seoul, Korea. Woori Bank has 675 branches or offices in Korea and overseas.

Kyongnam Bank was incorporated on April 18, 1970 and is engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law, and foreign exchange business with approval from the BOK and the MOFE. In connection with the infusion of public funds, Kyongnam Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. As of December 31, 2002, Kyongnam Bank’s common stock amounted to (Won)259,000 million ($215,761 thousand) consisting of 51,800,043 shares of common stock issued and outstanding. The Company owns 99.99% of Kyongnam Bank. The head office of Kyongnam Bank is located in Masan, Korea. Kyongnam Bank has 127 branches or offices in Korea.

Kwangju Bank was established on October 7, 1968 and is engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law, and foreign exchange business with approval from the BOK and the MOFE. In connection with the infusion of public funds, Kwangju Bank and KDIC have entered into an Agreement on the Implementation of the Business Plan. As of December 31, 2002, its common stock amounted to (Won)170,403 million ($141,955 thousand) consisting of 34,080,517 common shares issued and outstanding. The Company owns 99.99% of Kwangju Bank. Its head office is located in Kwangju City, Korea. Kwangju Bank has 112 domestic branches or offices in Korea.

Woori Credit Card Co., Ltd. (“WCC”, formerly Peace Bank of Korea) was established on November 6, 1991 to engage in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law, and foreign exchange business with approval from the BOK and the MOFE. On December 17, 2001, WCC changed its name from Peace Bank of Korea to Woori Credit Card Co., Ltd. and is engaged in the credit card business, factoring and other financing services. Pursuant to the business transfer agreement entered into between Woori Bank and WCC dated December 26, 2001, the banking business segment (including trust accounts) of WCC was merged with Woori Bank as of December 31, 2001. WCC acquired the credit card subscriber base of Woori Bank on January 31, 2002. In connection with the infusion of public funds, WCC and the KDIC have entered into an Agreement on the Implementation of the Business Plan. As of December 31, 2002, WCC’s common stock amounted to (Won)1,173,000 million ($977,174 thousand) consisting of 234,600,000 shares of common stock issued and outstanding. WCC is wholly owned by the Company. The head office of WCC is located in Seoul, Korea.

Woori Investment Bank (“WIB”, formerly Hanaro Investment Bank) was established with an initial capital of (Won)30,000 million ($24,992 thousand, 6,000,000 common shares issued), which was provided by the KDIC, on November 3, 2000, and initiated merchant bank services upon obtaining approval from the Financial Supervisory Commission on November 10, 2000. As of November 21, 2000, in accordance with the Financial Supervisory Commission’s directive, WIB took over (Won)2,490.2 billion ($2,074.5 million) of assets and (Won)5,462.9 billion ($4,550.9 million) of liabilities from four merchant banks (Yeungnam Merchant Banking Corp., Central Banking Corp., Korea Merchant Banking Corp. and H&S Investment Bank Corp.) considered as distressed financial institutions. In connection with the infusion of public funds, WIB and the KDIC have entered into an Agreement on the Implementation of the Business Plan. On September 1, 2001, WIB changed its name from Hanaro Investment Bank to Woori Investment Bank. As of December 31, 2002, WIB’s common stock amounted to (Won)2,491,200 million ($2,075,308 thousand) consisting of 498,240,000 shares issued and outstanding. WIB is wholly owned by the Company. The head office and three branches of WIB are located in Seoul, Korea.

Woori Finance Information System Co., Ltd. (“WFIS”, formerly Hanviteun System) was established on April 17, 1989 and is engaged in the business of installing computerized financial systems. On September 29, 2001, the Company purchased all the common stock of WFIS from Woori Bank, which was part of the group’s functional restructuring and therefore, WFIS was incorporated as a subsidiary of the Company. On October 15, 2001, WFIS changed its name from Hanviteun System Co., Ltd. to Woori Finance Information System Co., Ltd. As of December 31, 2002, its common stock amounted to (Won)4,500 million ($3,749 thousand) consisting of 900,000 shares issued and outstanding. WFIS is wholly owned by the Company. The office of WFIS is located in Seoul, Korea.

Woori F&I Co., Ltd. (“WF&I”, formerly Woori Asset Management Co., Ltd. (“WAMC”)) was established on November 16, 2001 to engage in the business of management, operation, and disposition of securitization assets. On September 13, 2002, WF&I, formerly WAMC, split off the asset management business segment and established Woori CA Asset Management Co., Ltd. (“WCAAMC”). As a result, WF&I is engaged in the business of acquisition and disposition of securities issued by asset securitization specialty corporations, established based on the Act on Asset-Backed Securitization for the purpose of non-performing assets securitization, and in the business of acquisition and disposition of equity of asset management corporations, which are established for the purpose of non-performing assets management. On September 16, 2002, WF&I changed its name from Woori Asset Management Co., Ltd. to Woori F&I Co., Ltd. As of December 31, 2002, its common stock amounted to (Won)10,000 million ($8,331 thousand) consisting of 2,000,000 shares issued and outstanding. WF&I is wholly owned by the Company. The office of WF&I is located in Seoul, Korea.

(2)	Market Share

Currently, Woori and Shinhan are the only domestic financial holding companies that have a separate banking business as a subsidiary.

(units: hundred millions of won)

Items	As of end of 2002

	Woori Finance Holdings	Shinhan Finance Holdings

Total Assets	73,891	47,850

Total Liabilities	23,250	7,748

Total Shareholder’s Equity	50,641	40,102

Capital	38,391	14,618

Operating Revenue	8,785	6,434

Operating Expense	3,027	412

Operating Income	5,758	6,022

Ordinary Income	5,892	6,039

Net profit	5,892	6,039

(3)	Organization Chart

Board of Directors
Management Committee
Audit Committee
Risk Mgmt. Committee
Business Strategy & Compensation Committee
Standing Directors Committee
Ethics Committee
Magmt. Team
IT Strategy Team
Audit Team
Chairman/CEO
Vice Chairman (CSO)
Vice Chairman (CFO)
Vice Chairman (Woori Bank CEO)
CIO
Strategy Division
HR Division
IR Division
Administration
Legal Division
Research Division
Finance Division
Accounting Division
Risk Mgmt. Division
Funding Division
IT Division
Auditing Division
Woori Bank
Kwangju Bank
Kyongnam Bank
Woori Credit Card
Woori Securities
Woori F&I
Woori Investment Mgmt.
Woori Finance Info. System

2.	Overview of Operations

a.	Performance of Operations

As a true financial holdings corporation under the Financial Holding Corporation Act, our main income is delivered through dividend payments of our subsidiaries. We are not involved in any other operations.

b.	Financing and performance of operations

(1)	Source of Funds

(units: millions of won)

Items	2003 Sept. 30	2002 Dec. 31	2001 Dec. 31

Equity Capital	5,794,288	5,064,129	4,077,347

Total Capital	3,877,525	3,839,074	3,637,293

Capital Surplus	61,324	58,645	—

Retained Earnings	1,448,635	1,145,518	558,501

Capital Adjustments	406,804	20,892	-118,447

Borrowings	2,678,740	2,325,022	1,616,466

Corporate Debentures	2,293,926	1,999,250	1,298,304

Bank Borrowings	350,000	300,000	310,000

CP	—	—	—

Other Borrowings	—	—	—

Other Liabilities	34,814	25,772	8,162

Total	8,473,028	7,389,151	5,693,813

(2)	Use of Funds

(units: millions of won)

Items	2003 Sept. 30	2002 Dec. 31	2001 Dec. 31

Treasury Stock	7,157,484	6,062,119	5,016,864

Woori Bank	5,708,693	4,500,143	3,255,964

Kyongnam Bank	506,608	424,060	327,005

Kwangju Bank	375,280	290,003	213,177

Woori Credit Card	308,411	379,126	1,008,866

Woori Merchant Bank	—	222,936	195,613

Woori Financial Information System	7,076	3,364	6,511

Woori F&I	30,862	17,016	9,728

Woori First SPC	—	—	—

Woori Second SPC	33,260	31,666	—

Woori Third SPC	7,215	—	—

Woori Investment Trust Management	34,877	39,646	—

Woori Securities	145,202	154,159	—

Loan Obligations	980,811	1,231,207	648,365

Tangible Assets	237	324	627

Intangible Assets	43	50	24

Cash	290,814	73,256	13,825

Other Assets	43,639	22,195	14,108

Total	8,473,028	7,389,151	5,693,813

c.	Transactions of Commission Fees

Category	Items	2003 Sept. 30	2002 Dec. 31	2001 Dec. 31

Commission Revenue (A)

Commission Expense (B)	Fees	2,568	5,611	-4,641

Commission Profit (A-B)		-2,568	-5,611	-4,641

3.	Other Details Relevant to Investment Decision

Instead of following the format of exhibiting BIS equity capital ratio and status of non performing loans to indicate capital adequacy and asset quality, we exhibit the current ratio and debt ratio as similar indicators under the ‘Finance holdings company Act’

a.	Current Ratio (Won-denominated)

(units: millions of won)

Items	2003 Sept. 30	2002 Dec.31	2001 Dec.31

Current Assets (A)	293,887	78,357	185,154

Current Liabilities (B)	206,185	9,317	316,615

Current Ratio (A/B)	142.5%	841.0%	58.5%

*	Current ratio based on won denominated positions

=	assets with maturity less than 3 months

liabilities with maturity less than 3 months

b.	Debt Ratio

(units: millions of won)

Items	2003 Sept. 30	2002 Dec.31	2001 Dec.31

Liabilities (A)	2,678,740	2,325,022	1,616,466

Equity (B)	5,794,288	5,064,129	4,077,347

Debt Ratio (A/B)	46.2%	45.9%	39.7%

c.	Credit Ratings for the Past 3 years

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation Category

2001.06.27	Debentures	AA+	Korea Ratings (AAA~D)	Case evaluation

2001.06.28	Debentures	AA+	KIS Ratings (AAA~D)	Case evaluation

2001.09.26	Debentures	AA+	KIS Ratings (AAA~D)	Case evaluation

2001.09.26	Debentures	AA+	Korea Ratings (AAA~D)	Case evaluation

2001.11.29	Debentures	BBB-	R&I (AAA~C)	Case evaluation

2002.10.17	Debentures	AA+	Korea Ratings (AAA~D)	Case evaluation

2002.10.22	Debentures	AA+	KIS Ratings (AAA~D)	Case evaluation

2002.11.8	Debentures	BBB	R&I (AAA~C)	Periodic evaluation

2002.12.13	Debentures	AA+	Korea Ratings (AAA~D)	Case evaluation

2002.12.16	Debentures	AA+	KIS Ratings (AAA~D)	Case evaluation

2003.06.30	Debentures	AA+	KIS Ratings (AAA~D)	Periodic evaluation

2003.09.08	Debentures	AAA	Korea Ratings (AAA~D)	Case evaluation

2003.09.08	Debentures	AAA	KIS Ratings (AAA~D))	Case evaluation

d.	Other Important Information

III.	Financial Information

1.	Summarized Financial Statements

(units: millions of won)

Items	2003 Sept. 30	2002 Dec. 31	2001 Dec. 31

Cash and Due from Banks	290,814	73,255		13,825

Securites	7,157,484	6,062,119		5,016,864

Loans	980,811	1,235,042		648,365

Fixed Assets	280	374		651

Other Assets	43,639	18,361		14,108

Total Assets	8,473,028	7,389,151		5.693,813

Deposits	350,000	300,000		310,000

Borrowings	2,293,926	1,999,250		1,298,304

Other Liabilities	34,814	25,772		8,162

Total Liabilities	2,678,740	2,325,022		1,616,466

Common Stock	3,877,525	3,839,074		3,637,293

Capital Surplus	61,324	58,645		—

Retained Earnings	1,448,635	1,145,518		588,501

Capital Adjustment	406,804	20,892	Δ	118,447

Total Stockholder’s Equity	5,794,288	5,064,129		4,077,347

Operating Income	509,780	878,488		717,112

Operating Cost	139,323	302,721		31,222

Operating Net Income	370,457	575,767		685,890

Ordinary Income	370,091	589,214		685,885

Net Income	370,091	589,214		684,102

[ Δ stands for negative numbers]

*	Refer to Exhibits to see detailed financial statements

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

a.	Independent Auditor

2003 Sept. 30	2002 Sept. 30	2002 Dec. 2002	2001 Dec. 2001

Deloitte & Touche	Arthur Andersen	Deloitte Touche	Arthur Andersen

2.	Compensation to the Independent Auditor

a.	Auditing Service

(units: millions of won)

Year	Auditor	Activity	Compensation	Accrued Time (hr)

2003 3Q	Deloitte Touche	Half Year Interim Financial Statement	70	400
		Quarter Interim Financial Statement	140	800

2002	Arthur Andersen	Quarter Interim Financial Statement	140	1,200
		Half Year Interim Financial Statement	70	600

	Deloitte Touche	Annual Financial Statement	30	300
			30	300

2001	Arthur Andersen	Quarter Interim Financial Statement	80	800

b.	Compensation for services other than Audit

(units: thousands of dollars)

Year	Contract Date	Activity	Period	Comp.	Note

2003 1H	2003.7.30	US GAAP Auditing	2003.8~2004.5	4,500	Deloitte Touche

2002	2003.2.28	US GAAP Auditing	2002.12~2003.5	4,250	Deloitte Touche

2001	2001.8.17	US GAAP Auditing	2001.8~2002.11	6,600	Arthur Andersen

V. Corporate Governance & Affiliated Companies

1.	Overview of Corporate Governance

a.	Board of Directors

(1)	About the Board of Directors

The Board of Directors consists of the Group’s chairman Byung-Chul Yoon, Vice chairman Duk-Hoon Lee(CEO of Woori Bank), Vice Chairman Kwang-Woo Jun(Chief Strategy Officer), Vice chairman Euoo-Sung Min(Chief Financial Officer). And for our non-standing directors, we have Nam-Hong Cho (Vice President of Korea Employer’s Federation), Sang-Chul Lee (Former CEO of Kookmin Bank), Chae-Woong Lee (professor of Sungkyunkwan University), Gae-Min Lee (CEO of Hankyung.com), Oh-seok Hyun (president of Trade Research Institute), and Hae-Suk Suh (legal consultant of Wu Hyun law firm).

(a)	Duties of Boards of Directors

•	The Board of Directors shall consist of directors and shall determine the matters which are provided for as the authority of the Board of Directors under the relevant laws and regulations

•	The Board of Directors shall perform its duties set forth in the Rules for the Board of Directors for the purpose of enhancement of the shareholders’ benefits

(b)	Information Regarding Board of Directors

Position	Name	Information	Relationship with KDIC	Transaction with WFG

Non-standing Director candidate Audit Committee candidate	Nam-Hong Cho	— B.A. in Sociology, Seoul National Univ. — former Director of Int’l Labor Org. — Executive Vice President of Korea Employers Federation — Non-standing director of Woori Finance Holdings	N/A	-C/S 496 shares

Non-standing Director candidate Audit Committee candidate	Sang-Chul Lee	— B.A. in commerce, Seoul National University — former CEO of Kookmin Bank — Non-standing director of Samsung SDI, co. — Non-standing director of Woori Finance Holdings	N/A	N/A

Non-standing Director candidate Audit Committee candidate	Chae- Woong Lee	— B.A. in economics, Seoul National University — Former Vice President & Professor at Sungkyunkwan University — Non-standing director of Woori Finance Holdings	N/A	N/A

Non-standing Director candidate Audit Committee candidate	Gae-Min Lee	— B.A. in economics, Kyung Hee University — former Chief Editorial Writer of Korea Economic Daily — CEO of Hangkyung.com — Non-standing director of Woori Finance Holdings	N/A	N/A

Non-standing Director candidate Audit Committee candidate	Hae-Suk Suh

—  B.A. in English, Ewha Women’s University

—  J.D. from Santa Clara law school

—  former Attorney at Baker & Mckenzie

—  Foreign legal consultant at Wu Hyun law firm

—  Non-standing director of Woori Finance Holdings

			N/A	N/A

Non-standing Director candidate Audit Committee candidate	Oh-Seok Hyun

—  B.A. in Business Administration, Seoul National University

—  Ph.D. in economics, University of Pennsylvania

—  _______

—  former employee at Ministry of Finance and Economy

—  President of Trade Research Institute, Korean Int’l Trade Association

			N/A	N/A

(c)	Appointment of Non-standing Directors

The outside directors of the Company shall be elected at the General Meeting of Shareholders after being recommended by the Recommendation Committee for Outside Director Candidates to be established under Article 42. However, this is not applicable for the first fiscal year of the company.

*	Article 42 (Committee)

1.	We currently have the following management committee that serves under the board.

1.	The Management Committee

2.	The Business Strategy & Compensation Committee

3.	The Risk Management Committee

4.	The Audit Committee

5.	Committees constituted by directors

2.	The duties, rights, and management of each committee is appointed by the Board of Directors.

(d)	Committees within Board of Directors

1)	The Management Committee

Name	Non-standing Director	Notes

Byung-Chul Yoon	X	Chairman Byung-Chul Yoon heads the committee and non-standing directors constitute more than half of the committee

Kwang-Woo Jun	X

Nam-Hong Cho	O

Sang-Chul Lee	O

Gae-Min Lee	O

2)	Risk Management Committee

Name	Position	Notes

Byung-Chul Yoon	Chairman and CEO	The representative director is Byung-Chul Yoon, and is consisted of 2 directors and 3 non-standing directors

Euoo-Sung Min	Vice Chairman

Chae-Woong Lee	Non-standing Director

Oh-Seok Hyun	Non-standing Director

Hae-Suk Suh	Non-standing Director

3)	Business Strategy & Compensation Committee

Name	Position	Notes

Nam-Hong Cho	Non-standing Director	The representative director is Sang-Chul Lee, and is consisted of 6 non-standing directors

Sang-Chul Lee	Non-standing Director

Chae-Woong Lee	Non-standing Director

Gae-Min Lee	Non-standing Director

Oh-Seok Hyun	Non-standing Director

Hae-Suk Suh	Non-standing Director

4)	Audit Committee

Name	Position	Notes

Nam-Hong Cho	Non-standing Director	The representative director is Sang-Chul Lee, and is consisted of 6 non-standing directors

Sang-Chul Lee	Non-standing Director

Chae-Woong Lee	Non-standing Director

Gae-Min Lee	Non-standing Director

Oh-Seok Hyun	Non-standing Director

Hae-Suk Suh	Non-standing Director

5)	Standing Committee

Name	Position	Notes

Byung-Chul Yoon	Chairman and CEO	The representative director is Byung-Chul Yoon, and is consisted of 4 directors

Euoo-Sung Min	Vice Chairman

Kwang-woo Jun	Vice Chairman

Duk-Hoon Lee	Vice Chairman

2.	Related Companies

a.	Invested shares in related companies

Investor	Investee	Number of Invested Stock	Stock Share (%)

Woori Finance Holdings	Woori Bank	570,567,520	100.0

	Kyongnam Bank	51,800,000	99.9

	Kwangju Bank	34,080,000	99.9

	Woori Credit Card	402,600,000	100.0

	Woori Finance Information Systems	900,000	100.0

	Woori F&I	2,000,000	100.0

	SPC Series 1	1,900	95.0

	SPC Series 2	1,900	95.0

	SPC Series 3	2,000	100.0

	Woori Investment Management	6,000,000	100.0

	Woori Securities	13,250,570	40.2

Woori Bank	Woori America Bank	8,500,000	100.0

	P.T. Bank Woori Indonesia	1,387	81.6

	Woori Credit Information	1,008,000	100.0

	Shinwoo CRC	437,525	76.6

Woori Credit Card	Nexbi Tech.	102,000	50.5

Woori F&I	Woori CA Asset Management	408,000	51.0

	Woori LB SPC Series 1	480,000	30.0

	Woori LB SPC Series 2	138,000	30.0

	Woori LB SPC Series 3	414,000	30.0

	Woori LB SPC Series 4	432,000	30.0

b.	Year-end Performance of Affiliated companies and Subsidiaries

Name : Woori Bank Co., Ltd.

Company number : 00254045	(units: millions of won	)

Items	Period 169 (2002.12.31)	Period 168 (2001.12.31)	Period 167 (2000.12.31)

Cash and Due from Banks	4,098,110	3,911,225	6,036,374

Trading securities	813,173	1,146,336	882,822

Investment securities	17,930,546	17,223,404	15,973,928

Loans	58,967,737	48,177,595	41,817,343

Fixed Assets	1,762,660	1,843,368	1,887,783

Others	3,905,144	4,355,840	4,768,757

Total Assets	87,477,370	76,657,768	69,845,987

Deposits in Won	58,586,891	50,645,040	43,363,016

Deposits in Foreign exchange	3,251,760	2,386,192	2,473,836

CDs	346,214	737,106	1,337,053

Borrowings in Won	3,548,478	3,598,368	2,704,657

Borrowings in Foreign exchange	4,775,613	4,491,778	5,135,267

Foreign exchange trust	—	128,797	2,189,036

Other Borrowings	1,684,546	2,664,915	3,438,013

Debentures	5,941,886	3,084,569	3,048,994

Other Liabilities	5,199,018	5,992,471	5,412,035

Total Liabilities	83,334,406	73,729,236	67,580,887

Capital	2,764,400	2,764,400	2,764,400

Capital Surplus	516,026	31,903	—

Retained Earnings	845,686	203,690	-454,686

Capital Adjustments	16,852	-71,461	-44,614

Total Shareholder’s Equity	4,142,964	2,928,532	2,265,100

Operating Revenue	6,607,882	6,848,493	7,382,216

Operating Income	602,949	283,194	-4,158,890

Ordinary Income	595,988	610,679	-5,014,380

Net Increase	779,571	712,945	-3,006,414

*	Accounting policy changes in period 169 brought retroactive changes go periods 167 and 168,

Name of Company : Kyongnam Bank

Company Number : 00101363	(units: millions of won)

	(2002.12.31)	(2001.12.31)	(2000.12.31)

Cash and Due from Banks	1,148,371	1,387,331	731,220

Trading securities	154,909	2,897	144,001

Investment securities	2,380,128	2,174,229	1,703,581

Loans	5,820,207	4,744,317	4,283,601

Fixed Assets	208,970	214,581	235,943

Other Assets	263,262	236,469	339,461

Total Assets	9,975,847	8,759,824	7,437,807

Deposits	7,544,267	5,930,100	4,943,281

Borrowings	1,286,963	1,435,321	1,395,427

Debentures	303,304	424,974	360,956

Other Liabilities	430,271	656,059	487,967

Total Liabilities	9,564,805	8,446,454	7,187,630

Capital	259,000	259,000	259,000

Capital Surplus	26,910	26,906	—

Retained Earnings	129,191	51,905	—

Capital Adjustments	-4,059	-24,441	-35,729

Total Shareholder’s Equity	411,042	313,370	250,177

Operating Revenue	742,141	721,643	709,255

Operating Income	107,423	87,040	-318,224

Ordinary Income	82,466	69,158	-405,233

Net Income	82,466	69.158	-311,233

*	Accounting policy changes in period 41 brought about retroactive changes to period 40, but not reflected in period 39

Name of Company : Kwangju Bank

Company Number : 00104078	(units: millions of won)

	Period 44 (2002.12.31)	Period 43 (2001.12.31)	Period 42 (2000.12.31)

Cash and Due from Banks	386,827	299,088	469,370

Trading securities	143,525	146,081	20,732

Investment securities	1,968,418	2,056,441	1,272,820

Loans	4,896,333	3,964,489	3,257,542

Fixed Assets	224,952	229,929	292,252

Others	426,879	424,910	773,299

Total Assets	8,046,934	7,120,938	6,086,014

Deposits	6,077,260	5,250,418	4,465,783

Borrowings	967,696	946,702	648,861

Debentures	200,485	297,723	297,691

Other Liabilities	532,307	434,702	525,765

Total Liabilities	7,777,748	6,929,545	5,938,099

Capital	170,403	170,403	170,400

Retained Earnings	98,185	26,813	-35,787

Capital Adjustments	598	-5,822	13,303

Total Shareholder’s Equity	269,186	191,394	147,915

Operating Revenue	578,844	532,712	585,152

Operating Income	85,962	71,290	-107,980

Ordinary Income	74,839	66,346	-413,652

Net Income	74,839	66,346	-140,552

*	Accounting policy changes in period 43 brought retroactive changes go periods 42 and 41.

Name : Woori Credit Card

Company Number : 00171308

(units: millions of won)

	Period 12 (2002.12.31)	Period 11 (2001.12.31)	Period 10 (2000.12.31)

Cash and Due from Banks	968,933	322,304	438,515

Trading securities	0	—	328,677

Investment securities	856,374	214,112	1,010,240

Loans	2,669,542	642,611	3,613,293

Fixed Assets	160,991	11,583	34,486

Others	48,374	158,065	594,401

Total Assets	4,704,214	1,348,675	6,019,611

Deposits	—	—	3,982,820

Borrowings	1,137,547	—	1,155,558

Debentures	3,198,006	—	204,742

Other Liabilities	60,637	408,689	432,212

Total Liabilities	4,396,190	408,689	5,775,332

Capital	1,173,000	1,173,000	273,000

Capital Surplus	—	—	11,113

Retained Earnings	-332,565	-181,146	—

Capital Adjustments	-532,411	-51,868	-39,834

Total Shareholder’s Equity	308,024	939,686	244,279

Operating Revenue	915,039	588,710	838,722

Operating Income	21,660	-105,097	-151,415

Ordinary Income	-151,419	-271,625	-457,163

Net Income	-151,419	-150,665	-118,263

Company : Woori Investment Management

Company Number : 00243377

(units: millions of won)

	Period 15 (2002.12.31)	Period 14 (2001.12.31)	Period 13 (2000.12.31)

Current Assets	27,878	30,235	26,984

Fixed Assets	13,490	12,839	12,255

Total Assets	41,368	43,074	39,239

Current Liabilities	3,686	6,172	4,088

Fixed Liabilities	177	124	—

Total Liabilities	3,863	6,296	4,088

Capital	30,000	30,000	30,000

Capital Surplus	—	—	—

Retained Earnings	7,504	6,778	5,150

Capital Adjustments	—	—	—

Total Shareholder’s Equity	37,504	36,778	35,150

Operating Income	10,360	11,830	13,522

Operating Profit	5,276	4,348	7,388

Ordinary Income	5,330	4,568	8,233

Net Income	3,726	3,128	7,083

Name of Company : Woori Credit Information

Company Number : 00378947

(units: millions of won)

	Period 14 (2002.12.31)	Period 13 (2001.12.31)	Period 12 (2000.12.31)

Current Assets	76,504	5,933	9,384

Fixed Assets	164549	2882	806

Total Assets	241,053	8,815	10,190

Current Liabilities	53942	2362	5016

Fixed Liabilities	184349	373	217

Total Liabilities	238291	2735	5233

Capital	4,500	4,500	4,500

Capital Surplus	—	—	—

Retained Earnings	-1738	1580	457

Capital Adjustments	—	—	—

Total Shareholder’s Equity	2,762	6,080	4,957

Sales	131,843	25,444	14,723

Operating Income	4,404	1,127	1,273

Ordinary Income	-3190	1421	1546

Net Income	-3318	1123	1153

Name of Company : Woori Securities

Company Number : 00163178

(units: millions of won)

	Period 15 (2002.12.31)	Period 14 (2001.12.31)	Period 13 (2000.12.31)

Current Assets	415,148	445,810	375,147

Fixed Assets	125,686	171,517	147,767

Total Assets	540,834	617,327	522,914

Current Liabilities	180,613	231,064	148,284

Fixed Liabilities	4,585	7,449	2,912

Total Liabilities	185,198	238,513	151,196

Capital	164,782	164,782	164,782

Capital Surplus	131,776	131,776	131,424

Retained Earnings	97,156	105,902	93,355

Capital Adjustments	-38,078	-23,646	-17,843

Total Shareholder’s Equity	355,636	378,814	371,718

Operating Revenue	186,664	205,208	215,602

Operating Income	21,332	45,434	41,728

Ordinary Income	1,570	56,434	30,835

Net Income	1,627	40,107	20,401

Company Name : Woori F&I

Company Number : 00416593

(units: millions of won)

	Period 2 (2002.12.31)	Period 1 (2001.12.31)

Current Assets	2,290	8,531

Fixed Assets	52,493	1,153

Total Assets	54,783	9,684

Current Liabilities	2,323	50

Fixed Liabilities	37,033	—

Total Liabilities	39,356	50

Capital	10,000	10,000

Capital Surplus	—	—

Retained Earnings	5,461	-366

Capital Adjustments	-34	—

Total Shareholder’s Equity	15,427	9,634

Operating Revenue	18,913	196

Operating Income	10,253	-414

Ordinary Income	10,335	-366

Net Income	7,327	-366

Company Name : Woori First Asset Securitization Specialty

Company Number : 00389086	(units: millions of won	)

	Period 2 (2002.12.31)	Period 1 (2001.12.31)

Current Assets	19,202	48,284

Securitized Assets	51,048	437,482

Fixed Assets	—	1

Total Assets	70,250	485,767

Current Liabilities	13,271	1,297

Securitized Liabilities	188,847	484,487

Total Liabilities	202,118	485,784

Capital	10	10

Capital Surplus	—	—

Retained Earnings	-131,878	-27

Capital Adjustments	—	—

Total Shareholder’s Equity	-131,868	-17

Operating Revenue	66,576	5,593

Operating Income	-133,252	-2,259

Ordinary Income	-131,852	-27

Net Income	-131,852	-27

Company Name : Woori Second Asset Securitization Specialty

Company Number : 00391665	(units: millions of won	)

	Period 2 (2002.12.31)	Period 1 (2001.12.31)

Current Assets	23,560	10

Securitized Assets	74,106	167,136

Fixed Assets	97,666	167,146

Total Assets	51,269	167,170

Current Liabilities	59,936	0

Securitized Liabilities	111,205	167,170

Total Liabilities	10	10

Capital	—	—

Capital Surplus	-13,549	-34

Retained Earnings	—	—

Capital Adjustments	-13,539	-24

Total Shareholder’s Equity	52,425	—

Operating Revenue	32,553	-34

Operating Income	33,367	-34

Ordinary Income	33,329	-34

Net Income

Company Name : Woori Third Asset Securitization Specialty

Company Number : 00399357	(units: millions of won	)

Period 1 (2002.12.31)

Current Assets	18,226

Securitized Assets	48,764

Total Assets	66,990

Current Liabilities	71,444

Securitized Liabilities	65,204

Total Liabilities	136,648

Capital	10

Capital Surplus	—

Retained Earnings	-69,668

Capital Adjustments	—

Total Shareholder’s Equity	-69,658

Operating Revenue	33,566

Operating Income	-10,008

Ordinary Income	-9,899

Net Income	-9,899

Company Name: Woori CA Asset Management

Company Number :	(units: millions of won	)

Period 1 (2002.12.31)

Current Assets	4,854

Securitized Assets	1,379

Total Assets	6,223

Current Liabilities	1,302

Securitized Liabilities	358

Total Liabilities	1,660

Capital	4,000

Retained Earnings	573

Total Shareholder’s Equity	4,573

Operating Revenue	4,070

Operating Income	1,324

Ordinary Income	1,348

Net Income	908

*	Refer to Business Report of Woori Bank for the performances of Woori Credit Information, Woori America Bank, and Woori Indonesia Bank

3.	Investment in Other Companies

(units: thousand shares, millions of won)

T y p e	Name	Beginning Balance			Changes		Ending Bal.			Summary	Dividend Revenue
		Quanjtity	Share	Cost	Quantity	Cost	Quantity	Share	Cost	Date

D O M E S T I C	Woori Bank (*1)	552,880	100.0	2,741,818	17,688	170,493	570,568	100.0	2,912,311	2001.3.27 2003.7.31	518,601

	Kwangju Bank	34,080	99.9	170,400	—	—	34,080	99.9	170,400	2001.3.27	3,408

	Kyong-nam Bank	51,800	99.9	259,000	—	—	51,800	99.9	259,000	2001.3.27	5,180

	Woori Credit Card	234,600	100.0	1,173,000	168,000	840,000	402,600	100.0	2,013,000	2002.3.27	—

	Woori Merchant Bank	498,240	100.0	170,493	498,240	170,493				2001.3.27	—

	Woori Inv’t Mgmt.	6,000	100.0	39,128	—	—	6,000	100.0	39,128	2002.3.29	6,000

	Woori Securities	13,251	40.2	152,662	—	—	13,250	40.2	152,662	2002.7.29	5,300

	Woori Finance Info Sys.	900	100.0	5,244	—	—	900	100.0	5,244	2001.9.29	—

	Woori F&I	2,000	100.0	10,094	—	—	2,000	100.0	10,094	2001.12.3	1,500

	Woori 1st SPC	1.9	95.0	9.6	—	—	1.9	95.0	9.6	2001.12.3

	Woori 2nd SPC	1.9	95.0	9.6	—	—	1.9	95.0	9.6	2001.12.26

	Woori 3rd SPC	2	100.0	10	—	—	2	100.0	10	2002.3.15

	Foreign

	Total	1,393,756	—	4,721,869	683,928	1,180,986	1,411,444	—	5,561,872	—	539,989

*	Dividends derived from fiscal basis

1.	Woori Bank and Woori Merchant Bank were merged in 2003 July 31

2.	Woori Finance Holdings injected capital into Woori Credit Card on 2003 March 27 and 2003 Sept. 30

VI.	Stock Information

1.	Stock Distribution

a.	Stock Information of Major Shareholders and Related Parties

(as of 2003.09.30)	(units: shares, %)

Name	Relation	Type	Shares Held						Reasons Behind Change

			Beginning balance		(+)	(-)	Ending balance

			Stock	Share			Stock	Share

KDIC	Major S/H	C/S	673,458,609	87.7			673,458,609	86.8

		C/S	673,458,609	87.7			673,458,609	86.8

Total		P/S

		Total	673,458,609	87.7			673,458,609	86.8

Major Shareholder : KDIC

b.	Share Ownership of more than 5%

(as of 2003.09.30)	(units: shares, %)

No.	Name	Common Stock		Preferred Stock		Total

		No. of shares	%	No. of shares	%	No. of shares	%

1	KDIC	673,458,609	86.8			673,458,609	86.8

Total		673,458,609	86.8			673,458,609	86.8

c.	Shareholder Distribution

(as of 2002. 12. 31)

Items	Shareholder number	Ratio	Number of shares	Ratio

Government	0	—	0	—

Government related companies	1	0.00%	673,458,609	87.71%

Securities companies	39	0.18%	1,508,598	0.20%

Insurance companies	3	0.01%	224,393	0.03%

Asset Management	129	0.59%	44,648,339	5.81%

Financial Institutions	2	0.01%	24,430	0.00%

Finance Companies	2	0.01%	42,499	0.01%

Financial Groups	0	0.00%	0	0.00%

Mutual Savings	19	0.09%	908,735	0.12%

Other companies	61	0.28%	703,743	0.09%

Individuals	21,477	98.62%	40,993,736	5.34%

Foreigners	44	0.20%	5,295,222	0.69%

KSD	1	0.00%	6,493	0.00%

Total	21,778	100.0%	767,814,797	100.0%

d.	Total Minority Shareholders, Major Shareholders, and Other Shareholders

(as of 2002.12.31)

Items	Shareholder number	Ratio	Number of shares	Ratio	Notes

Total Minority shareholders	21,774	99.98%	67,208,127	8.75%

Minority Shareholders (companies)	283	1.30%	41,579,588	5.42%

Minority Shareholders (individuals)	21,491	98.68%	25,610,539	3.34%

Major shareholder	1	0.00%	673,458,609	87.71%

Total other shareholders	2	0.01%	27,141,568	3.53%

Other shareholders (companies)	1	0.00%	11,702,338	1.52%

Other shareholders (individuals)	1	0.00%	15,439,230	2.01%

KSD	1	0.00%	6,493	0.00%

Total	21,778	100.00%	767,814,797	100.00%

2.	Stock Price and Stock Market Performance for the Past 6 Months

a.	Domestic Stock Market

(units: won, shares)

Period	April	May	June	July	August	September

High	5,020	5,740	6,480	7,250	7,450	7,450

Low	3,895	4,500	5,720	6,080	5,960	6,020

Monthly Trade Volume	33,501,308	31,342,260	40,178,067	37,570,870	35,207,308	32,805,327

High

Low

Monthly Trade Volume

b.	Foreign Stock Market

(name of market : NYSE)	(units: dollars, shares)

Period		September

ADR	High	16.25

	Low	16.25

Monthly Trade Volume		100

	High

	Low

Monthly Trade Volume

*	The ADR exchange ratio is 3:1

VII.	Directors and Employee Information

1.	Directors

Position		Name	Date of Birth	Common Stocks Owned

Chairman	Registered	Byung-Chul Yoon	1937.5.15	49,973

Vice Chairman	Registered	Kwang-Woo Jun	1949.5.7

Vice Chairman	Registered	Euoo-Sung Min	1954.3.15

Vice Chairman	Registered	Duk-Hoon Lee	1949.7.10

Managing Director	Non-registered	Sam-soo Pyo	1951.12.12

Managing Director	Non-registered	Hwan-Kyu Park	1952.12.12

Managing Director	Non-registered	Won-Gihl Sohn	1953.9.27

Managing Director	Non-registered	Tae-Ho Son	1949.12.14

Managing Director	Non-registered	Ki-Chul Han	1945.3.20

Non-standing Director	Registered	Gae-Min Lee	1946.11.1

Non-standing Director	Registered	Sang-Chul Lee	1936.11.30	895

Non-standing Director	Registered	Chae-Woong Lee	1942.5.2

Non-standing Director	Registered	Nam-Hong Cho	1936.6.20

Non-standing Director	Registered	Oh-Seok Hyun	1950.5.5

Non-standing Director	Registered	Hae-Suk Suh	1953.11.14

2.	Employee Status

(units: no. of , shares)

Items	Staff				Average Tenure	Quarterly Compensation	Average Compensation Per Person	Note

	Admin.	Manu.	Misc.	Total

Male	44	—	4	48	2.8	2,685,429	55,946

Female	4	—	8	12	2.8	390,374	32,531

Total	48		12	60	2.8	3,075,783	51,263

*	Based on compensation from Jan. to Sept.

VIII.	Related Party Transactions

1.	Transactions with Major shareholders

a.	Transactions of Provisional Payments and Loans(including securities loans)

(units: millions of won)

T Y P e			Transactions of provisional payments & loans

	Name	Relation	Item	Conditions				Changes

				Date	Maturity Date	Interest Rate		Beg.	Change		End.

						Loan	Borrow		+	–

D O M E S T I C	Woori 1st SPC	subsidiary	Other loan	2001.12.21	2010.12.21	7.5%	—	188,847	—	15,472	173,375

	Woori 2nd SPC	subsidiary	Other loan	2002.1.8	2012.1.8	7.5%	—	59,936	—	41,400	18,536

	Woori 3rd SPC	subsidiary	Other loan	2002.4.15	2012.4.15	7.8%	—	65,204	—	35,414	29,790

	Woori Bank	subsidiary	Other loan	2002.9~ 2002.11	10 yr	0%	—	600,000	—	—	600,000

	Kwangju Bank	subsidiary	Other loan	2002.12.31	10 yr	0%	—	50,000	—	—	50,000

	Woori Credit Card	subsidiary	Other loan	2002.12.27	6yr	6.62%	—	200,000	—	200,000	—

	Woori Finance Info. Sys	subsidiary	Other loan	2002.4 ~ 2002.10	4 yr	7.3% ~ 7.8%	—	180,000	—	—	180,000

	Woori F&I	subsidiary	Other loan	2002.9 ~ 2003.3	4yr	7.3% ~ 7.6%	—	34,600	90,000	10,400	114,200

Foreign	—	—	—

Total								1,378,587	90,000	302,686	1,165,901

b.	Payment Transactions

		Transactions of Payments

Name	Relation	Item	Par value	Transactions				Gain/ Loss

				Beginning	Increase	Decrease	Ending

Woori Bank	Subsidiary	Investment stock	5,000	4,500,143	935,766	138,220	5,297,689

Kyongnam Bank	Subsidiary	Investment stock	5,000	424,060	61,953	5,180	480,833

Kwangju Bank	Subsidiary	Investment stock	5,000	290,003	60,565	3,408	347,160

Woori Credit Card	Subsidiary	Investment stock	5,000	379,126	200,000	257,635	321,491

Woori Merchant Bank	Subsidiary	Investment stock	5,000	222,936	56,465		279,401

Woori Finance Info. System	Subsidiary	Investment stock	5,000	3,364	3,324		6,688

Woori F&I	Subsidiary	Investment stock	5,000	17,016	13,005	1,500	28,521

Woori 1st SPC	Subsidiary	Investment stock	5,000	—	—	—	—

Woori 2nd SPC	Subsidiary	Investment stock	5,000	31,666	5,528	—	37,194

Woori 3rd SPC	Subsidiary	Investment stock	5,000	—	1,885	—	1,885

Woori Inv’t Mgmt	Subsidiary	Investment stock	5,000	39,646	1,187	—	40,833

Woori Securities	Subsidiary	Investment stock	5,000	154,159	—	8,890	145,269

Total				6,062,119	1,339,678	414,833	6,986,964

*	The above transactions have been derived using the equity method.

c.	Real-Estate Transactions (including rent activities)

(1)	Transactions of Real-estate Rent activities

(units: millions of won)

		Transactions of Payments

					Quantity				Information

					Rent		Rent		Maturity	Guarantee

Name	Relation	Item		location	Inc	Dec	Inc	Dec			Rent

Woori Bank	Affiliate	Rent	Bldg	Hoeihyun- dong 1ga, 203bunji	—	—	—	—	2001.3.21 ~ 2003.3.21	3,846	1484

Total										3846	1484

*	The above contract has extended its’ contract, renewing it on 2003.3.21.

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Board of Directors of

Woori Finance Holdings Co., Ltd:

We have reviewed the accompanying non-consolidated balance sheet of Woori Finance Holdings Co., Ltd. (the “Company”) as of September 30, 2003 and the related non-consolidated statements of operations and cash flows for the three-month and nine-month periods ended September 30, 2003, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review. The non-consolidated statements of operations for the three-month and nine-month periods ended September 30, 2002, which are presented for comparative purposes, were reviewed by Anjin & Co. whose report dated November 12, 2002 stated that nothing had come to their attention that caused them to believe that such non-consolidated statements of income were not presented fairly, in all material respects, in accordance with financial accounting standards in the Republic of Korea.

We conducted our review in accordance with standards for review of interim financial statements in the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying non-consolidated financial statements as of and for the three-month and nine-month periods ended September 30, 2003 are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We have previously audited the non-consolidated balance sheet of the Company as of December 31, 2002 and the accompanying related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended (not presented herein) in accordance with auditing standards generally accepted in the Republic of Korea and in our report dated March 26, 2003, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying non-consolidated balance sheet as of December 31, 2002 presented for comparative purposes does not materially differ from the audited non-consolidated balance sheet.

Our review also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that causes us to believe that such translation has not been made in conformity with the basis stated in Note 2 to the accompanying non-consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2003 AND 2002

TOGETHER WITH INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Without affecting our conclusion, we draw attention to the following:

As explained in Note 2 to the accompanying non-consolidated financial statements, the Company comparatively presented the balance sheets as of September 30, 2003 and December 31, 2002 and the statements of operations for the three-month and nine-month periods ended September 30, 2003 and 2002. However, the Company presents stand-alone statements of cash flows for the three-month and nine-month periods ended September 30, 2003 in accordance with the transition provision of Statement of Korean Accounting Standards No 2.

As explained in Note 22 to the accompanying non-consolidated financial statements, Woori Bank, a subsidiary of the Company, has loans receivable from and payment guarantees for SK Networks Co., Ltd.(formerly known as “SK Global”) and its overseas subsidiaries (collectively referred to as “SK Networks”) in the total amount of (Won)301 billion (US$262 million). In connection therewith, Woori Bank provided (Won)180 billion (US$156 million) as allowances for credit losses as of September 30, 2003. However, SK Networks is currently undergoing a corporate restructuring and depending on the result of this restructuring, Woori Bank’s actual losses on SK Networks credit may differ materially.

As explained in Note 1 to the accompanying non-consolidated financial statements, Woori Credit Card Co., Ltd. (“WCC”), a subsidiary of the Company, issued new 40,000,000 shares of stock amounting to (Won)200 billion (US$ 174 million) on March 27, 2003 and new 128,000,000 shares of stock amounting to (Won)640 billion (US$556 million) on September 30, 2003 all to the Company. As a result, the number of issued common stock and capital of WCC increased to 402,000,000 shares and (Won)2,013 billion (US$ 1,750 million), respectively, as of September 30, 2003.

As explained in Note 24 to the accompanying non-consolidated financial statements, Woori Bank merged with Woori Investment Bank, a subsidiary of the Company, on July 31, 2003 pursuant to a merger agreement dated June 25, 2003. As a result, Woori Bank took over substantially all of the assets and liabilities of Woori Investment Bank by exchanging one common share of Woori Investment Bank for 0.0355 share of Woori Bank. Accordingly, the number of issued common shares of Woori Bank increased from 553 million to 571 million and contributed capital of Woori Bank increased from (Won)2,764.4 billion (US$2,403 million) to (Won)2,852.8 billion (US$2,480 million).

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations or cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

November 13, 2003

Notice to Readers

This report is effective as of November 13, 2003, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

(See Independent Accountants’ Review Report)

	Korean won				US dollars (Note 2)
	September 30, 2003		December 31, 2002		September 30, 2003		December 31, 2002
	(In millions)				(In thousands)
ASSETS
Cash and bank deposits (Notes 16 and 20)	(Won)	290,814	(Won)	73,256	US$	252,838	US$	63,690
Investment securities of subsidiaries (Note 3)		7,157,484		6,062,119		6,222,817		5,270,491
Loans, net of allowance for possible loan losses (Notes 4, 5 and 20)		980,811		1,231,207		852,731		1,070,429
Fixed assets (Note 6)		280		374		243		325
Other assets (Notes 7, 11 and 20)		43,639		22,195		37,940		19,297

	(Won)	8,473,028	(Won)	7,389,151	US$	7,366,569	US$	6,424,232

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Borrowings (Note 8)	(Won)	350,000	(Won)	300,000	US$	304,295	US$	260,824
Debentures, net of discounts and reconciliation for conversion rights, and plus added accrued interest and redemption premium (Notes 9 and 11)		2,293,926		1,999,250		1,994,371		1,738,176
Other liabilities (Notes 10, 11, 12 and 20)		34,814		25,772		30,268		22,407

		2,678,740		2,325,022		2,328,934		2,021,407

SHAREHOLDERS’ EQUITY
Common stock (Note 13)		3,877,525		3,839,074		3,371,175		3,337,745
Capital surplus (Note 13)		61,324		58,645		53,316		50,987
Retained earnings (Net income of (Won)370,091 million for the nine months ended September 30, 2003 and (Won)589,214 million for the year ended December 31, 2002)		1,448,635		1,145,518		1,259,463		995,929
Capital adjustments (Notes 3 and 14)		406,804		20,892		353,681		18,164

		5,794,288		5,064,129		5,037,635		4,402,825

	(Won)	8,473,028	(Won)	7,389,151	US$	7,366,569	US$	6,424,232

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

(See Independent Accountants’ Review Report)

	Korean won								US dollars (Note 2)
	2003				2002				2003				2002
	Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30
	(In millions, except for income per share data)								(In thousands, except for income per share data)
OPERATING REVENUE
Gain on valuation using the equity method of accounting (Note 3)	(Won)	—	(Won)	420,371	(Won)	164,026	(Won)	351,149	US$	—	US$	365,476	US$	142,607	US$	305,294
Interest income (Note 20)		16,925		54,284		13,071		40,517		14,715		47,195		11,364		35,226
Gain on valuation of swap contracts (Notes 9 and 20)		7,805		5,296		3,500		1,338		6,786		4,604		3,043		1,163
Gain on foreign currency translation		7,892		14,895		—		15,809		6,861		12,950		—		13,745
Reversal of allowance for doubtful accounts		11,161		14,934		—		—		9,704		12,984		—		—

		43,783		509,780		180,597		408,813		38,066		443,209		157,014		355,428

OPERATING EXPENSES
Loss on valuation using the equity method of accounting	(Won)	(129,083)	(Won)	—	(Won)	—	(Won)	—	US$	(112,227)	US$	—	US$	—	US$	—
Interest expense (Note 20)		(33,473)		(103,371)		(25,738)		(78,344)		(29,102)		(89,872)		(22,377)		(68,113)
Loss on valuation of swap contracts (Notes 9 and 20)		(9,165)		(12,082)		(210)		(15,113)		(7,968)		(10,504)		(183)		(13,139)
Bad debt expense		—		—		(90,262)		(90,645)		—		—		(78,475)		(78,808)
Loss on foreign currency transactions		—		—		—		(2,016)		—		—		—		(1,753)
Loss on foreign currency translation		(2,409)		(2,409)		(2,618)		—		(2,094)		(2,094)		(2,277)		—
Fees and commissions		(1,795)		(4,363)		(82)		(2,870)		(1,561)		(3,794)		(71)		(2,496)
General and administrative (Notes 17 and 20)		(4,749)		(17,098)		(2,647)		(15,795)		(4,129)		(14,865)		(2,301)		(13,732)

		(180,674)		(139,323)		(121,557)		(204,783)		(157,081)		(121,129)		(105,684)		(178,041)

OPERATING INCOME (LOSS)		(136,891)		370,457		59,040		204,030		(119,015)		322,080		51,330		177,387
NON-OPERATING INCOME		—		190		11,448		13,494		—		165		9,953		11,731
NON-OPERATING EXPENSES		(520)		(556)		(2)		(46)		(452)		(483)		(1)		(40)

(continued)

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

(See Independent Accountants’ Review Report)

	Korean won								US dollars (Note 2)
	2003				2002				2003				2002
	Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30
	(In millions, except for income per common share data)								(In thousands, except for income per common share data)
INCOME (LOSS) BEFORE INCOME TAX EXPENSE	(Won)	(137,411)	(Won)	370,091	(Won)	70,486	(Won)	217,478,	US$	(119,467)	US$	321,762	US$	61,282	US$	189,078

INCOME TAX EXPENSE (Note 15)		—		—		—		—		—		—		—		—

NET INCOME (LOSS)	(Won)	(137,411)	(Won)	370,091	(Won)	70,486	(Won)	217,478	US$	(119,467)	US$	321,762	US$	61,282	US$	189,078

BASIC ORDINARY INCOME (LOSS) PER COMMON SHARE (Note 21)	(Won)	(177)	(Won)	480	(Won)	92	(Won)	293	US$	(0.154)	US$	0.417	US$	0.080	US$	0.255

BASIC NET INCOME (LOSS) PER COMMON SHARE (Note 21)	(Won)	(177)	(Won)	480	(Won)	92	(Won)	293	US$	(0.154)	US$	0.417	US$	0.080	US$	0.255

DILUTED ORDINARY INCOME (LOSS) PER COMMON SHARE (Note 21)	(Won)	(177)	(Won)	468	(Won)	91	(Won)	292	US$	(0.154)	US$	0.407	US$	0.079	US$	0.254

DILUTED NET INCOME (LOSS) PER COMMON SHARE (Note 21)	(Won)	(177)	(Won)	468	(Won)	91	(Won)	292	US$	(0.154)	US$	0.407	US$	0.079	US$	0.254

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30,2003

(See Independent Accountants’ Review Report)

	Korean won				US dollars (Note 2)
	Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	(Won)	(137,411)	(Won)	370,091	US$	(119,467)	US$	321,762

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest expense (amortization of discounts on debentures)		2,937		8,155		2,554		7,090
Loss on valuation of swap contracts		9,165		12,082		7,968		10,504
Loss on foreign currency translation		2,409		2,409		2,094		2,094
Provision for severance benefits		20		287		17		250
Depreciation		35		105		30		91
Amortization on intangible assets		3		10		3		9
Stock compensation		117		351		102		305
Loss (gain) on valuation using the equity method of accounting		129,083		(420,371)		112,227		(365,476)
Long-term accrued interest income		(6,690)		(19,659)		(5,816)		(17,092)
Gain on valuation of swap contracts		(7,805)		(5,296)		(6,786)		(4,604)
Gain on foreign currency translation		(7,892)		(14,895)		(6,861)		(12,950)
Reversal of allowance for doubtful accounts		(11,161)		(14,934)		(9,704)		(12,984)

		110,221		(451,756)		95,828		(392,763)

Changes in operating assets and liabilities:
Decrease (increase) in other assets		(1,214)		4,260		(1,055)		3,704
Decrease in other liabilities		(3,507)		(3,326)		(3,050)		(2,892)

		(4,721)		934		(4,105)		812

Net cash used in operating activities		(31,911)		(80,731)		(27,744)		(70,189)

(continued)

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE THREE–MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003

(See Independent Accountants’ Review Report)

	Korean won				US dollars (Note 2)
	Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Dividend income	(Won)	386,381	(Won)	539,989	US$	335,925	US$	469,474
Collection of loans		19,200		29,600		16,693		25,735
Collection of other loans		65,411		357,697		56,869		310,987
Acquisition of investment securities of subsidiaries		(640,000)		(840,000)		(556,425)		(730,308)
Increase in loans		(31,850)		(121,850)		(27,691)		(105,938)
Acquisition of fixed assets		—		(21)		—		(19)

Net cash used in investing activities		(200,858)		(34,585)		(174,629)		(30,069)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in borrowings		150,000		150,000		130,412		130,412
Proceeds from debentures in local currency		299,128		319,128		260,066		277,454
Proceeds from debentures in foreign currencies		1,179		49,812		1,025		43,307
Capital increase with consideration		—		38,450		—		33,420
Payment of borrowings		—		(100,000)		—		(86,941)
Payment of debentures in local currency		(66,680)		(66,680)		(57,972)		(57,973)
Decrease in capital surplus		(544)		(574)		(473)		(499)
Payment of dividends		—		(57,262)		—		(49,784)

Net cash provided by financing activities		383,083		332,874		333,058		289,406

NET INCREASE IN CASH AND BANK DEPOSITS		150,314		217,558		130,685		189,148
CASH AND BANK DEPOSITS, BEGINNING OF THE PERIOD		140,500		73,256		122,153		63,690

CASH AND BANK DEPOSITS, END OF THE PERIOD (Note 16)	(Won)	290,814	(Won)	290,814	US$	252,838	US$	252,838

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

(See Independent Accountants’ Review Report)

1.	GENERAL:

(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (the “Company”) was incorporated on March 27, 2001, to engage in the business of managing the five financial institutions, Woori Bank (formerly Hanvit Bank), Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea) and Woori Investment Bank (hereafter collectively referred to as the “Five Subsidiaries”), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. In accordance with its functional restructuring, the Company established or acquired seven more subsidiaries, and has four 2nd -tier subsidiaries. Upon incorporation, the Company’s common stock amounted to (Won)3,637,293 million (US$3,162,314 thousand), consisting of 727,458,609 common shares ((Won)5,000 per share) issued and outstanding. However, as a result of several capital increases and exercise of warrants since incorporation, the Company’s common stock amounted to (Won)3,877,525 million (US$3,371,175 thousand), consisting of 775,504,910 common shares issued and outstanding as of September 30, 2003. On June 24, 2002, the Company listed its common shares on the Korea Stock Exchange through a public offering at a price of (Won)6,800 per share with 36,000,000 new shares and 54,000,000 issued shares. The KDIC owned 673,458,609 (86.8%) shares of the Company’s common shares as of September 30, 2003.

(2)	Subsidiaries

General information pertaining to the Company’s subsidiaries is as follows:

Woori Bank (formerly Hanvit Bank) was established in 1899 and is engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law, merchant bank services under the Merchant Bank Act, and foreign exchange business with approval from the Bank of Korea (the “BOK”) and the Ministry of Finance and Economy (the “MOFE”). In connection with the infusion of public funds, Woori Bank and the KDIC have entered into the Agreement on the Implementation of the Business Plan. Woori Bank changed its name from Hanvit Bank to Woori Bank on May 20, 2002. Its common stock amounted to (Won)2,764,400 million (US$2,403,408 thousand) consisting of 552,880,000 common shares issued and outstanding as of September 30, 2003. Woori Bank is wholly owned by the Company. The head office of Woori Bank is located in Seoul, Korea. Woori Bank has 685 branches and offices in Korea and 11 branches and offices in overseas.

Kyongnam Bank was incorporated on April 18, 1970 and is engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law, and foreign exchange business with approval from the BOK and the MOFE. In connection with the infusion of public funds, Kyongnam Bank and the KDIC have entered into the Agreement on the Implementation of the Business Plan. As of September 30, 2003, Kyongnam Bank’s common stock amounted to (Won)259,000 million (US$225,178 thousand) consisting of 51,800,043 shares of common stock issued and outstanding of which the Company owns 99.99%. The head office of Kyongnam Bank is located in Masan, Korea. Kyongnam Bank has 128 branches and offices in Korea.

Kwangju Bank was established on October 7, 1968 and is engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law, and foreign exchange business with approval from the BOK and the MOFE. In connection with the infusion of public funds, Kwangju Bank and the KDIC have entered into the Agreement on the Implementation of the Business Plan. As of September 30, 2003, its common stock amounted to (Won)170,403 million (US$148,151 thousand) consisting of 34,080,517 common shares issued and outstanding of which the Company owns 99.99%. Kwangju Bank’s head office is located in Kwangju City, Korea and has 113 domestic branches and offices in Korea.

Woori Credit Card Co., Ltd. (“WCC”, formerly Peace Bank of Korea) was established on November 6, 1991 to engage in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law, and foreign exchange business with approval from the BOK and the MOFE. On December 17, 2001, WCC changed its name from Peace Bank of Korea to Woori Credit Card Co., Ltd. and is engaged in the credit card business, factoring and other financing services. Pursuant to the business transfer agreement entered into between Woori Bank and WCC dated December 26, 2001, the banking business segment (including trust accounts) of WCC was merged with Woori Bank as of December 31, 2001. WCC acquired the credit card subscriber base of Woori Bank on January 31, 2002. In connection with the infusion of public funds, WCC and the KDIC have entered into the Agreement on the Implementation of the Business Plan. WCC has issued new 40,000,000 shares of stock amounting to (Won)200 billion (US$ 174 million ) on March 28, 2003 and new 128,000,000 shares of stock amounting to (Won)640 billion (US$556 million) on September 30, 2003 all to the Company. As a result, the WCC’s the number of issued common stock and capital increased to 402,600,000 shares and (Won)2,013 billion (US$1,750million), respectively, as of September 30, 2003 which are entirely owned by the Company. The head office of WCC is located in Seoul, Korea.

Woori Investment Bank (“WIB”, formerly Hanaro Investment Bank) was established on November 3, 2000 with an initial capital of (Won)30,000 million (US$26,082 thousand; 6,000,000 common shares issued), which was provided by the KDIC. On November 10, 2000, it started its merchant bank services upon obtaining approval from the Financial Supervisory Commission. As of November 21, 2000, in accordance with the Financial Supervisory Commission’s directive, WIB took over (Won)2,490.2 billion (US$2,165 million) of assets and (Won)5,462.9 billion (US$4,750 million) of liabilities from four merchant banks (Yeungnam Merchant Banking Corp., Central Banking Corp., Korea Merchant Banking Corp. and H&S Investment Bank Corp.) considered as distressed financial institutions. WIB was merged into Woori Bank as of July 31, 2003.

Woori Finance Information System Co., Ltd. (“WFIS”, formerly Hanviteun System) was established on April 17, 1989 and is engaged in the business of installing computerized financial systems. On September 29, 2001, the Company purchased all of the common stock of WFIS from Woori Bank in accordance with the group’s functional restructuring, making WFIS a subsidiary of the Company. On October 15, 2001, WFIS changed its name from Hanviteun System Co., Ltd. to Woori Finance Information System Co., Ltd. As of September 30, 2003, its common stock amounted to (Won)4,500 million (US$3,912 thousand) consisting of 900,000 shares issued and outstanding all of which are owned by the Company. The office of WFIS is located in Seoul, Korea.

Woori F&I Co., Ltd. (“WF&I”, formerly Woori Asset Management Co., Ltd. (“WAMC”)) was established on November 16, 2001 to engage in the business of management, operation, and disposition of securitization assets. On September 13, 2002, WF&I split off the asset management business segment and established Woori CA Asset Management Co., Ltd. (“WCAAMC”). As a result, WF&I is engaged in the business of acquisition and disposition of securities issued by asset securitization specialty corporations, established based on the Act on Asset-Backed Securitization for the purpose of non-performing assets securitization, and in the business of acquisition and disposition of equity of asset management corporations, which are established for the purpose of non-performing assets management. On September 16, 2002, WF&I changed its name from Woori Asset Management Co., Ltd. to Woori F&I Co., Ltd. As of September 30, 2003, its common stock amounted to (Won)10,000 million (US$8,694 thousand) consisting of 2,000,000 shares issued and outstanding all of which are owned by the Company. The office of WF&I is located in Seoul, Korea.

Woori First Asset Securitization Specialty Co., Ltd. (“WASS1”) was established on November 16, 2001 under the Act on Asset-Backed Securitization of the Republic of Korea as a special purpose company. WASS1 is engaged in the business of management, operation, and disposition of the securitization assets and issuance of asset-backed securities based on the securitization assets acquired from Woori Bank, WCC, Kyongnam Bank, Kwangju Bank and WIB. WASS1 changed its contractor in connection with the asset management and other activities from WF&I to WCAAMC as of September 14, 2002 due to the split off of WCAAMC from WAMC as explained above. As of September 30, 2003, its common stock amounted to (Won)10 million (US$9 thousand) consisting of 2,000 shares issued and outstanding of which the Company owns 95%. A resolution was made to dissolve WASS1 on September 30, 2003.

Woori Second Asset Securitization Specialty Co., Ltd. (“WASS2”) was established on December 22, 2001 under the Act on Asset-Backed Securitization of the Republic of Korea as a special purpose company. WASS2 is engaged in the business of management, operation, and disposition of the securitization assets and issuance of asset-backed securities based on the securitization assets acquired from WCC. WASS2 changed its contractor in connection with the asset management and other activities from WF&I to WCAAMC as of September 14, 2002 due to the split off of WCAAMC from WAMC as explained above. As of September 30, 2003, its common stock amounted to (Won)10 million (US$9 thousand) consisting of 2,000 shares issued and outstanding of which the Company owns 95%.

Woori Third Asset Securitization Specialty Co., Ltd. (“WASS3”) was established on March 15, 2002 under the Act on Asset-Backed Securitization of the Republic of Korea as a special purpose company. WASS3 is engaged in the business of management, operation, and disposition of the securitization assets and issuance of asset-backed securities based on the securitization assets acquired from Woori Bank, Kyongnam Bank and WCC. WASS3 changed its contractor in connection with the asset management and other activities from WF&I to WCAAMC as of September 14, 2002 due to the split off of WCAAMC from WAMC as explained above. As of September 30, 2003, its common stock amounted to (Won)10 million (US$9 thousand) consisting of 2,000 shares issued and outstanding all of which are owned by the Company.

Woori Investment Trust Management Co., Ltd. (“WITM”, formerly Hanvit Investment Trust Management Co., Ltd.) was established on June 24, 1988 and is engaged in the investment trust business under the Investment Trust Business Law with approval from the MOFE. In connection with the functional restructuring, on March 29, 2002, the Company purchased the entire common stock of WITM from Woori Bank, making WITM a subsidiary of the Company. On May 17, 2002, WITM changed its name from Hanvit Investment Trust Management Co., Ltd. to Woori Investment Trust Management Co., Ltd. As of September 30, 2003, its common stock amounted to (Won)30,000 million (US$26,082 thousand) consisting of 6,000,000 shares issued and outstanding all of which are owned by the Company. The office of WITM is located in Seoul, Korea.

Woori Securities Co., Ltd. (“Woori Securities”, formerly Hanvit Securities Co., Ltd.) was established on August 26, 1954 to engage mainly in trading, agency, brokerage, and underwriting of securities and listed its shares on the Korea Stock Exchange on July 26, 1988. In connection with the functional restructuring, as of July 29, 2002, the Company acquired 40.2% (13,250,570 shares) of common stocks of Woori Securities from Woori Bank, making Woori Securities a subsidiary of the Company. On June 1, 2002, Woori Securities changed its name from Hanvit Securities Co., Ltd. to Woori Securities Co., Ltd. As of September 30, 2003, its common stock amounted to (Won)164,782 million (US$143,264 thousand) consisting of 32,956,413 shares issued and outstanding of which the Company owns 40.2%. The head office of Woori Securities is located in Seoul, Korea. Woori Securities has 62 branches and offices in Korea.

(3)	2nd -tier Subsidiaries

General information pertaining to the Company’s 2nd -tier subsidiaries is as follows:

Woori Credit Information Co., Ltd. (“WCI”, formerly Hanvit Credit Information Co., Ltd.) was established on March 15, 1991 and is engaged in the credit investigation business and credit collection business under the Act on Use and Protection of Credit Information of the Republic of Korea. On June 1, 2002, WCI changed its name from Hanvit Credit Information Co., Ltd. to Woori Credit Information Co., Ltd. As of September 30, 2003, the common stock of WCI amounted to (Won)5,040 million (US$4,382 thousand) consisting of 1,008,000 shares issued and outstanding, and is wholly owned by Woori Bank. The head office of WCI is located in Seoul, Korea. WCI has 6 branches and offices in Korea.

Woori America Bank (“WAB”, formerly Hanvit America Bank) was established on January 7, 1984 and is engaged in the banking business in New York, U.S.A. On May 20, 2002, WAB changed its name from Hanvit America Bank to Woori America Bank. As of September 30, 2003, its common stock amounted to US$42,500 thousand consisting of 8,500,000 shares issued and outstanding and is wholly owned by Woori Bank.

PT. Bank Woori Indonesia (“BWI”, formerly P.T. Bank Hanvit Indonesia) was established on June 18, 1992 and is engaged in the banking business in Indonesia. BWI changed its name from P.T. Bank Hanvit Indonesia to PT. Bank Woori Indonesia on May 20, 2002. As of September 30, 2003, its common stock amounted to IDR 170,000 million consisting of 1,700 shares issued and outstanding of which Woori Bank owns 81.6%.

Woori CA Asset Management Co., Ltd. (“WCAAMC”) was established on September 14, 2002 as an asset management company for asset securitization specialty companies established based on the Act on Asset-Backed Securitization and is engaged in the business of management, operation, and disposition of securitization assets. WCAAMC was established through split-off from WF&I in accordance with the Joint Venture Agreement entered into by the Company and Lehman Brothers Luxembourg Investment S.a.r.l. (“LB Luxembourg”). In addition, it took over the asset management and operation contracts from WAMC and therefore, is engaged in managing and operating the assets of WASS1, WASS2, WASS3, and Woori LB First • Second • Third • Fourth • Fifth • Sixth • Seventh Asset Securitization Specialty Co., Ltds. As of September 30, 2003, WCAAMC’s common stock amounted to (Won)4,000 million (US$3,478 thousand) consisting of 800,000 shares issued and outstanding of which WF&I and LB Luxembourg own 51% and 49%, respectively. The office of WCAAMC is located in Seoul, Korea.

(4)	The summary of subsidiaries as of September 30, 2003 is as follows:

Parent companies	Subsidiaries	Number of shares owned	Percentage of owner- ship(%)	Fiscal year end
Woori Finance Holdings Co., Ltd.	Woori Bank (*1)	570,567,520	100.0	December 31
”	Kyongnam Bank	51,800,000	99.9	December 31
”	Kwangju Bank	34,080,000	99.9	December 31
”	Woori Credit Card Co., Ltd. (*2)	402,600,000	100.0	December 31
”	Woori Finance Information System Co., Ltd.	900,000	100.0	December 31
”	Woori F&I Co., Ltd.	2,000,000	100.0	December 31
”	Woori First Asset Securitization Specialty Co., Ltd	1,900	95.0	December 31
”	Woori Second Asset Securitization Specialty Co., Ltd.	1,900	95.0	December 31
”	Woori Third Asset Securitization Specialty Co., Ltd.	2,000	100.0	December 31
”	Woori Investment Trust Management Co., Ltd.	6,000,000	100.0	March 31
”	Woori Securities Co., Ltd.	13,250,570	40.2	March 31
Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	December 31
”	Woori America Bank	8,500,000	100.0	December 31
”	PT. Bank Woori Indonesia	1,387	81.6	December 31
Woori F&I Co., Ltd.	Woori CA Asset Management Co., Ltd.	408,000	51.0	December 31

(*1)	The number of outstanding shares of Woori Bank increased by 17,687,520 shares as the result of Woori Bank’s merge with Woori Investment Bank on July 31, 2003.

(*2)	On March 27, 2003 and September 30, 2003, the Company purchased 40,000,000 new shares of WCC for (Won)200,000 million (US$173,883 thousand) and 128,000,000 new shares of WCC for (Won)640,000 million (US$556,425 thousand), respectively.

The summary of subsidiaries as of December 31, 2002 was summarized as follows:

Parent companies	Subsidiaries	Number of shares owned	Percentage of owner- ship(%)	Fiscal year end
Woori Finance Holdings Co., Ltd.	Woori Bank (*1)	552,880,000	100.0	December 31
”	Kyongnam Bank	51,800,000	99.9	December 31
”	Kwangju Bank	34,080,000	99.9	December 31
”	Woori Credit Card Co., Ltd.	234,600,000	100.0	December 31
”	Woori Investment Bank (*1)	498,240,000	100.0	March 31
”	Woori Finance Information System Co., Ltd. (*2)	900,000	100.0	December 31
”	Woori F&I Co., Ltd.	2,000,000	100.0	December 31
”	Woori First Asset Securitization Specialty Co., Ltd	1,900	95.0	December 31
”	Woori Second Asset Securitization Specialty Co., Ltd.	1,900	95.0	December 31
”	Woori Third Asset Securitization Specialty Co., Ltd.	2,000	100.0	December 31
”	Woori Investment Trust Management Co., Ltd.	6,000,000	100.0	March 31
”	Woori Securities Co., Ltd.	13,250,570	40.2	March 31
Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	December 31
”	Woori America Bank	7,000,000	100.0	December 31
”	P.T. Bank Woori Indonesia	1,387	81.6	December 31
Woori F&I Co., Ltd.	Woori CA Asset Management Co., Ltd.	408,000	51.0	December 31

(*1)	WIB was merged into Woori Bank on July 31, 2003.

(*2)	WFIS changed its fiscal year end from March 31 to December 31 in 2002.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with financial accounting standards and accounting standards for financial holding companies in the Republic of Korea. Certain financial accounting standards applied by the Company that conform with those generally accepted in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, the accompanying financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been restructured and translated into English from the Korean language financial statements.

The US dollar amounts presented in these financial statements were computed by translating Korean won into US dollars at the rate of (Won)1,150.2 to US$1.00 the Base Rate announced by the Korean Financial Telecommunications & Clearing Institute at September 30, 2003, solely for the convenience of the reader. This convenience translation into US dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The accounting policies, which have been adopted in preparing the accompanying non-consolidated interim financial statements, except for the matters set forth below, are not different materially from those used in preparing the non-consolidated financial statements for the year ended December 31, 2002.

Statement of Korea Accounting Standards (“SKAS”)

Korea Accounting Standards Board (“KASB”) has issued SKASs that replaced existing Korean Financial Accounting Standards (“KFAS”) in order to enhance the global convergence of existing accounting standards and usefulness of accounting information. Accordingly, the Company has adopted SKASs since this fiscal year of 2003.

SKAS No. 2 – “Interim Financial Reporting”

SKAS No. 2 – “Interim Financial Reporting” requires that interim financial statements should comparatively present the balance sheets and the statements of income and cash flows. However, the stand-alone statements of cash flows for the three-month and nine-month periods ended September 30, 2003 are presented in accordance with the transition provision of the SKAS No. 2.

SKAS No. 9 – “Convertible Securities”

Korea Accounting Standards Board (“KASB”) issued SKAS No. 9 -”Convertible Securities”, which revised the accounting and reporting for convertible securities. The statement requires recognizing the value of convertible rights when convertible bonds are issued. SKAS No. 9 is effective for the fiscal year beginning after December 31, 2002. Accordingly, the Company recognized the consideration for convertible rights by computing issuance price of the convertible bonds less the market price of straight bonds as of the issuance date of the convertible bonds. The consideration for convertible rights is recorded on other capital surplus when the bonds are issued and it will be credited to additional paid-in capital if the right is exercised. Reconciliation for convertible rights is presented as a deduction from the bonds and the redemption premium, if any, is added to the debentures. However, in accordance with SKAS No. 9, the convertible bonds issued before December 31, 2002 are reported in accordance with the previous accounting standards for convertible bonds.

3.	INVESTMENT SECURITIES OF SUBSIDIARIES:

(1)	Changes in equity securities for the nine months ended September 30, 2003, which are accounted for using the equity method of accounting, are as follows (Unit: Korean won in millions):

	Beginning balance		Gain (loss) on valuation using the equity method		Capital adjust- ments		Other increase (decrease)		Ending balance
Woori Bank	(Won)	4,500,143	(Won)	1,147,436	(Won)	329,841	(Won)	(268,727)	(Won)	5,708,693
Kyongnam Bank		424,060		83,403		4,325		(5,180)		506,608
Kwangju Bank		290,003		63,678		25,038		(3,439)		375,280
Woori Credit Card		379,126		(893,447)		(17,268)		840,000		308,411
Woori Investment Bank		222,936		7,390		19,340		(249,666)		—
Woori Finance Information System		3,364		3,712		—		—		7,076
Woori F&I		17,016		10,873		4,473		(1,500)		30,862
Woori Second Asset Securitization Specialty		31,666		1,594		—		—		33,260
Woori Third Asset Securitization Specialty		—		(1,888)		18,992		(9,889)		7,215
Woori Investment Trust Management		39,646		1,231		—		(6,000)		34,877
Woori Securities		154,159		(3,611)		(46)		(5,300)		145,202

	(Won)	6,062,119	(Won)	420,371	(Won)	384,695	(Won)	290,299	(Won)	7,157,484

The differences between the acquisition cost and the balance as of December 31, 2002 are summarized as follows (Unit: Korean won in millions):

	Acquisition cost		Gain (loss) on valuation using the equity method		Capital adjust- ments		Other increase (decrease)		Balance as of Dec. 31, 2002
Woori Bank	(Won)	2,764,400	(Won)	1,439,942	(Won)	484,040	(Won)	(188,239)	(Won)	4,500,143
Kyongnam Bank		259,000		150,565		31,163		(16,668)		424,060
Kwangju Bank		170,403		139,251		(12,506)		(7,145)		290,003
Woori Credit Card		273,000		(301,298)		(492,576)		900,000		379,126
Woori Investment Bank		170,493		37,390		15,286		(233)		222,936
Woori Finance Information System		5,244		(1,676)		—		(204)		3,364
Woori F&I		10,094		6,956		(34)		—		17,016
Woori First Asset Securitization Specialty		10		(10)		—		—		—
Woori Second Asset Securitization Specialty		10		31,656		—		—		31,666
Woori Third Asset Securitization Specialty		10		(10)		—		—		—
Woori Investment Trust Management		39,128		2,018		—		(1,500)		39,646
Woori Securities		152,662		6,114		(4,617)		—		154,159

	(Won)	3,844,454	(Won)	1,510,898	(Won)	20,756	(Won)	686,011	(Won)	6,062,119

(2)	Of the valuation of the investment securities using the equity method, the details of other increase or decrease during the nine-month period ended September 30, 2003 are as follows (Unit: Korean won in millions):

	Acquisition (disposition) amount		Retained earnings		Dividends received		Total
Woori Bank (*1)	(Won)	249,666	(Won)	208	(Won)	(518,601)	(Won)	(268,727)
Kyongnam Bank		—		—		(5,180)		(5,180)
Kwangju Bank		—		(31)		(3,408)		(3,439)
Woori Credit Card Co., Ltd.		840,000		—		—		840,000
Woori Investment Bank (*1)		(249,666)		—		—		(249,666)
Woori F&I Co., Ltd.		—		—		(1,500)		(1,500)
Woori Third Asset Securitization Specialty Co., Ltd.		—		(9,889)		—		(9,889)
Woori Investment Trust Management		—		—		(6,000)		(6,000)
Woori Securities Co., Ltd.		—		—		(5,300)		(5,300)

	(Won)	840,000	(Won)	(9,712)	(Won)	(539,989)	(Won)	290,299

(*1)	The investment securities in WIB were combined with the investment securities in Woori Bank, as WIB was merged into Woori Bank.

The details of other increase or decrease during the period from the acquisitions of the securities to December 31, 2002 are as follows (Unit: Korean won in millions):

	Acquisition (disposition) amount		Retained earnings		Dividends received		Total
Woori Bank (*1)	(Won)	(22,582)	(Won)	(110,369)	(Won)	(55,288)	(Won)	(188,239)
Kyongnam Bank		—		(11,488)		(5,180)		(16,668)
Kwangju Bank		—		(3,737)		(3,408)		(7,145)
Woori Credit Card Co., Ltd.		900,000		—		—		900,000
Woori Investment Bank		—		(233)		—		(233)
Woori Finance Information System Co., Ltd.		—		(204)		—		(204)
Woori Investment Trust Management Co., Ltd.		—		—		(1,500)		(1,500)

	(Won)	877,418	(Won)	(126,031)	(Won)	(65,376)	(Won)	686,011

(*1)	Woori Bank recorded a gain on disposition of the investment securities from WITM amounting to (Won)17,715 million (US$15,402 thousand) and a loss on disposition of the investment securities from Woori Securities amounting to (Won)40,297 million (US$35,035 thousand) which were recorded in capital surplus of Woori Bank. The Company recognized these amounts as increase and decrease, respectively, in acquisition cost of the investment securities in Woori Bank.

(3)	For investments in the subsidiaries accounted for using the equity method, the difference between the acquisition cost and the net asset value on the acquisition date is amortized using the straight-line method over 20 years.

The details of changes in the difference between the acquisition cost and the net asset value on the acquisition date during the nine-month period ended September 30, 2003 are as follows (Unit: Korean won in millions):

	Beginning balance		Increase (decrease)		Amortization		Ending balance
Woori Bank	(Won)	274,097	(Won)	5,282	(Won)	11,471	(Won)	267,908
Kyongnam Bank		8,010		—		334		7,676
Kwangju Bank		17,409		—		725		16,684
Woori Credit Card Co., Ltd.		25,850		—		1,077		24,773
Woori Investment Bank		5,456		(5,282)		174		—
Woori Finance Information System Co., Ltd.		(37)		—		(28)		(9)
Woori F&I Co., Ltd.		89		—		4		85
Woori Securities Co., Ltd.		237		—		177		60

	(Won)	331,111	(Won)	—	(Won)	13,934	(Won)	317,177

The details of changes in the difference between the acquisition cost and net asset value on the acquisition date during the period from the acquisitions to December 31, 2002 are as follows (Unit: Korean won in millions):

	The initial difference at acquisition		Increase (decrease)		Amortization		Balance as of Dec. 31, 2002
Woori Bank	(Won)	328,323	(Won)	(22,582)	(Won)	31,644	(Won)	274,097
Kyongnam Bank		8,900		—		890		8,010
Kwangju Bank		19,343		—		1,934		17,409
Woori Credit Card Co., Ltd.		28,721		—		2,871		25,850
Woori Investment Bank		5,979		—		523		5,456
Woori Finance Information System Co., Ltd.		(110)		—		(73)		(37)
Woori F&I Co., Ltd.		94		—		5		89
Woori Securities Co., Ltd.		355		—		118		237

	(Won)	391,605	(Won)	(22,582)	(Won)	37,912	(Won)	331,111

(4)	The details of the elimination of unrealized intercompany income or loss for the nine-month period ended September 30, 2003 are as follows (Unit: Korean won in millions):

	Operating income		Operating expenses		Non-operating income		Non-operating expenses		Total
Woori Bank	(Won)	(3,345)	(Won)	—	(Won)	3,066	(Won)	—	(Won)	(279)
Kyongnam Bank		—		—		—		(6)		(6)
Woori Credit Card Co., Ltd.		—		—		—		(2,589)		(2,589)
Woori Investment Bank		—		—		(13,947)		—		(13,947)
Woori Finance Information System Co., Ltd.		(27,361)		25,633		—		—		(1,728)

	(Won)	(30,706)	(Won)	25,633	(Won)	(10,881)	(Won)	(2,595)	(Won)	(18,549)

(5)	The Company applied the equity method of accounting based on the financial statements of the investees prepared at the same date as the Company’s balance sheet date.

4.	LOANS:

Loans	as of September 30, 2003 and December 31, 2002 are as follows:

				Korean won				US dollars (Note 2)
	Issuance date	Maturity date	Interest rate (%)	Sep. 30, 2003		Dec. 31, 2002		Sep. 30, 2003		Dec. 31, 2002
				(In millions)				(In thousands)
Woori Finance Information System (*1)	Apr. 25, 2002	Apr. 25, 2006	7.8	(Won)	30,000	(Won)	30,000	US$	6,082	US$	6,082
”	Oct. 31, 2002	Oct. 31, 2006	7.3		150,000		150,000		130,412		130,412

				(Won)	180,000	(Won)	180,000	US$	56,494		US 156,494

Woori F&I (*2)	Sep. 27, 2002	Sep. 27, 2006	7.6		—		400		—		348
”	Dec. 20, 2002	Dec. 20, 2006	7.6		5,000		34,200		4,347		29,734
”	Mar. 25, 2003	Mar. 25, 2007	7.3		90,000		—		78,247		—
	Jul. 7, 2003	Jul. 7, 2007	7.3		23,000		—		19,997		—
	Jul 29 2003	Jul 29 2007	7.3		8,850		—		7,694		—
					126,850		34,600		110,285		30,082

				(Won)	306,850	(Won)	214,600	US$	266,779	US$	186,576

WASS1:
1-1 unguaranteed privately placed bond (*3)	Dec. 21, 2001	Dec. 21, 2010	6.24	(Won)	—	(Won)	4,360	US$	—	US$	3,791
1-2 unguaranteed privately placed bond (*4)	Dec. 21, 2001	Dec. 21, 2010	7.5		—		184,487		—		160,395

					—		188,847		—		164,186

WASS2:
2-1 unguaranteed privately placed bond (*5)	Jan. 8, 2002	Jan. 8, 2012	7.5		100		59,936		87		52,110

WASS3:
3-1 unguaranteed privately placed bond (*5)	Apr. 15, 2002	Apr. 15, 2012	7.8		28,790		65,205		25,030		56,689

Woori Bank:
1st unguaranteed subordinated convertible bonds (*6)	Sep. 27, 2002	Sep. 27, 2012	—		150,000		150,000		130,412		130,412
2nd unguaranteed subordinated convertible bonds (*6)	Oct. 30, 2002	Oct. 30, 2012	—		200,000		200,000		173,883		173,883
3rd unguaranteed subordinated convertible bonds (*6)	Nov. 28, 2002	Nov. 28, 2012	—		250,000		250,000		217,354		217,354

					600,000		600,000		521,649		521,649

Woori Credit Card:
Unguaranteed subordinated privately placed bond (*7)	Dec. 27, 2002	Dec. 27, 2008	6.62%		—		200,000		—		173,883

Kwangju Bank:
Unguaranteed subordinated convertible bonds (*8)	Dec. 31, 2002	Dec. 31, 2012	—		50,000		50,000		43,471		43,471

Total				(Won)	985,740	(Won)	1,378,588	US$	857,016	US$	1,198,564

Allowance for possible loan losses				(Won)	4,929	(Won)	147,381	US$	4,285	US$	128,135

Net				(Won)	980,811	(Won)	1,231,207	US$	852,731	US$	1,070,429

(*1)	Loans to finance the transaction among Woori Bank, WCC and WFIS, in which Woori Bank and WCC transferred their IT equipment to WFIS.

(*2)	Loans granted to finance the acquisitions of the securitization debentures and the investment equity securities related to the joint venture special entities of WF&I. Lump-sum redemption will be made (partial early payment could be made).

(*3)	Early repaid entirely as of January 30, 2003.

(*4)	As of September 24, 2003, (Won)57,087 million (US$ 49,632thousand) was repaid and (Won)127,400 million was written off (US$110,763 thousand).

(*5)	The principal of the non-guaranteed privately placed bonds listed above shall be fully repaid on the maturity date, however, the trustees may exercise early redemption rights to pay in part or in whole the principal in accordance with the business trust contract pursuant to the asset securitization plan.

(*6)	The coupon rate on the bonds is zero and the guaranteed return is 148.02%. The conversion price is (Won)5,000 and conversion rights are valid from one year after the issuance date to one month before the maturity date. The common shares of Woori Bank will be issued upon conversion.

(*7)	Early repaid entirely as of March 27, 2003.

(*8)	The coupon rate on the bonds is zero and guaranteed return is 155.29%. The conversion price is (Won)5,000 and conversion rights are valid from one year after the issuance date to one month before the maturity date. The common shares of Kwangju Bank will be issued upon conversion.

5.	ALLOWANCE FOR POSSIBLE LOAN LOSSES:

Allowance for possible loan losses as of September 30, 2003 and December 31, 2002 are as follows:

	Korean won				US dollars (Note 2)
	Sep. 30, 2003		Dec. 31, 2002		Sep. 30, 2003		Dec. 31, 2002
	(In millions)				(In thousands)
Loan:
Woori F&I	(Won)	634	(Won)	173	US$	552	US$	151
Woori Finance Information System		900		900		782		782
Woori Bank		3,000		3,000		2,608		2,608
Woori Credit Card		—		1,000		—		869
Kwangju Bank		250		250		217		217
Woori First Asset Securitization Specialty		—		131,869		—		114,649
Woori Second Asset Securitization Specialty		1		300		1		261
Woori Third Asset Securitization Specialty		144		9,889		125		8,598

Sub-total		4,929		147,381		4,285		128,135

Other asset:
Long-term accrued interest income		117		—		102		—

	(Won)	5,046	(Won)	147,381	US$	4,387	US$	128,135

6.	FIXED ASSETS:

Fixed assets as of September 30, 2003 and December 31, 2002 are as follows:

	Korean Won				US Dollars (Note 2)
	Sep. 30, 2003		Dec. 31, 2002		Sep. 30, 2003		Dec. 31, 2002
	(In millions)				(In thousands)
Tangible assets
Vehicles	(Won)	104	(Won)	104	US$	90	US$	90
Furniture and equipment		542		523		472		455
Structures in leased offices		121		121		105		105

		767		748		667		650
Less: Accumulated depreciation		(530)		(424)		(461)		(368)

		237		324		206		282
Intangible assets		43		50		37		43

	(Won)	280	(Won)	374	US$	243	US$	325

7.	OTHER ASSETS:

Other assets as of September 30, 2003 and December 31, 2002 are as follows:

	Korean won				US dollars (Note 2)
	Sep. 30, 2003		Dec. 31, 2002		Sep. 30, 2003		Dec. 31, 2002
	(In millions)				(In thousands)
Guarantee deposits	(Won)	3,871	(Won)	3,871	US$	3,366	US$	3,366
Other receivables		962		100		836		87
Accrued income		26,567		8,933		23,098		7,766
Currency swaps (Notes 9 and 10)		5,736		440		4,987		383
Advance payment		5		—		4		—
Prepaid expenses		1,118		1,887		972		1,641
Prepaid income tax		5,497		6,964		4,779		6,054

Total		43,756		22,195		38,042		19,297

Allowance for losses for accrued interest		(117)		—		(102)		—

Net	(Won)	43,639	(Won)	22,195	US$	37,940	US$	19,297

8.	BORROWINGS:

Borrowings in local currency as of September 30, 2003 and December 31, 2002 are as follows:

	Annual interest rate (%)		Maturity	Korean won				US dollars (Note 2)
				Sep. 30, 2003		Dec. 31, 2002		Sep. 30, 2003		Dec. 31, 2002
				(In millions)				(In thousands)
Seoul Bank	(	*1)	Oct. 30, 2003	(Won)	200,000	(Won)	200,000	US$	173,883	US$	173,883
KorAm Bank	(	*1,*2)	Oct. 31, 2003		—		100,000		—		86,941
Korea First Bank(*3)	5.31%		Jul. 16, 2004		30,000		—		26,082		—
Shinhan Bank (*4)	5.21%		Aug. 19, 2005		70,000		—		60,859		—
Samsung Insurance Company(*5)	6.10%		Sep. 15, 2004		50,000		—		43,471		—

				(Won)	350,000	(Won)	300,000	US$	304,295	US$	260,824

(*1)	Interest at 3-month Negotiable Certificate of Deposit (“CD”) rate + 1% should be paid in advance. Early redemption is permitted.

(*2)	Early redeemed entirely as of May 30, 2003.

(*3)	Under the agreement of line of credit of (Won)100,000 million, unused balance is (Won) 70,000 million as of September 30, 2003.

(*4)	Under the agreement of line of credit of (Won)200,000 million, unused balance is (Won)130,000 million as of September 30, 2003.

(*5)	Under the agreement of line of credit of (Won)100,000 million, unused balance is (Won)50,000 million as of September 30, 2003.

9.	DEBENTURES:

(1)	Debentures in local currency as of September 30, 2003 and December 31, 2002 are as follows:

1)	Bonds

	Issuing date	Interest rate (%)	Maturity	Korean won				US dollars (Note2)
				Sep. 30, 2003		Dec. 31, 2002		Sep. 30, 2003		Dec. 31, 2002
				(In millions)				(In thousands)
The 2nd bonds	Sep. 28, 2001	5.00	Sep. 28, 2004	(Won)	300,000	(Won)	300,000	US$	260,824	US$	260,824
The 3rd bonds	Dec. 3, 2001	5.93	Dec. 3, 2004		300,000		300,000		260,824		260,824
The 4th bonds	Dec. 17, 2001	6.00	Dec. 17, 2004		150,000		150,000		130,413		130,413
The 5th bonds	Dec. 28, 2001	6.86	Jun. 28, 2004		300,000		300,000		260,824		260,824
The 7th bonds	Nov. 27, 2002	5.80	Nov. 27, 2005		300,000		300,000		260,824		260,824
The 8th bonds	Dec. 26, 2002	6.05	Dec. 26, 2007		200,000		200,000		173,883		173,883
The 9th bonds	Sep. 19, 2003	4.64	Sep. 19, 2006		300,000		—		260,824		—

Total					1,850,000		1,550,000		1,608,416		1,347,592
Less: discounts					(8,233)		(12,012)		(7,158)		(10,444)

				(Won)	1,841,767	(Won)	1,537,988	US$	1,601,258	US$	1,337,148

2)	Bonds with warrants

	Issuing date	Interest rate (%)	Maturity	Korean won			US dollars (Note2)
				Sep. 30, 2003	Dec. 31, 2002		Sep. 30, 2003		Dec. 31, 2002
				(In millions)			(In thousands)
The 1st bonds with warrants	Jul. 16, 2001	5.00	Jul. 16, 2003	—	(Won)	66,680	US$	—	US$	57,972
Less: discounts				—		(220)		—		(191)

				—	(Won)	66,460	US$	—	US$	57,781

3)	Convertible bonds

	Issuing date	Interest rate (%)	Maturity	Korean won				US dollars (Note2)
				Sep. 30, 2003		Dec. 31, 2002		Sep. 30, 2003		Dec. 31, 2002
				(In millions)				(In thousands)
The subordinated convertible bonds	Mar. 26, 2003	—	Mar. 26, 2006	(Won)	20,000	(Won)	—	US$	17,388	US$	—
Add: redemption premium					2,314		—		2,012		—
Less: reconciliation for conversion rights					(2,773)		—		(2,411)		—

				(Won)	19,541	(Won)	—	US$	16,989	US$	—

This unguaranteed subordinated privately placed convertible bonds were issued to Lehman Brothers International Europe (“LBIE”). The coupon rate is zero whereas yield to maturity of 3.683 % was guaranteed if the bonds would not be converted. The conversion price is (Won) 5,380 (US$ 4.68) per share which might be adjusted due to additional stock issuances, stock dividends, and split or reverse split of shares. The number of the shares to be issued upon conversion is 3,717,472. The conversion rights are valid from one year after the issuance date to one month before the maturity date. The Company is obligated to issue new common shares upon the requests of the bondholders while the purchaser is obligated to hold the bonds or converted shares, if converted, until September 26, 2004.

(2)	Debentures in foreign currencies as of September 30, 2003 and December 31, 2002 are as follows (Unit: Korean won in millions, US dollars in thousands, and Japanese yen in thousands):

1) Bonds in foreign currency

					Foreign currency
	Issuing Date	Annual interest rate (%)		Maturity	Sep. 30, 2003		Dec. 31, 2002
					(In thousands)
Floating rate notes	Nov. 2, 2001	(	*1)	Nov. 2, 2004	US$	150,000	US$	150,000
Less: Discount						(263)		(438)

					US$	149,737	US$	149,562

Translation into Korean won					(Won)	172,227	(Won)	179,534

Yen denominated bonds	Jan. 16, 2002	1.74		Jan. 16, 2004	JPY	15,000,000	JPY	15,000,000
Less: Discount						(11,144)		(39,604)

					JPY	14,988,856	JPY	14,960,396

Translation into Korean won					(Won)	154,226	(Won)	151,530

Total					(Won)	326,453	(Won)	331,064

(*1)	London Inter Bank Offered Rate (LIBOR) (6 months) + 1.6%

2)	Convertible bonds in foreign currency

				Foreign currency
	Issuing date	Annual interest rate (%)	Maturity	Sep. 30, 2003		Dec. 31, 2002
				(In thousands)
Convertible bonds (*1)	Sep. 27, 2002	—	Sep. 27, 2005	US$	36,000	US$	36,000
Long-term accrued interest					1,069		276

				US$	37,069	US$	36,276

Translation into Korean won				(Won)	42,692	(Won)	44,474

Convertible bonds (*2)	Dec. 12, 2002		Dec. 12, 2005	US$	16,000	US$	16,000
Long-term accrued interest					343		13

				US$	16,343	US$	16,013

Translation into Korean won				(Won)	18,819	(Won)	19,264

Convertible bonds (*3)	Mar. 26, 2003	—	Mar. 26, 2006	US$	39,000	US$	—
Add: redemption premium					2,664		—
Less: reconciliation for conversion rights					(3,772)		—

				US$	37,892	US$	—

Translation into Korean won				(Won)	43,535	(Won)	—

Convertible bonds (*4)	Jul. 10, 2003		Jul. 10, 2006	US$	1,000	US$	—
Add: redemption premium					63		—
Less: reconciliation for conversion rights					(90)		—

				US$	973	US$	—

				(Won)	1,117	(Won)	—

Total				(Won)	106,163	(Won)	63,738

(*1)	The unguaranteed subordinated privately placed bonds of US$36 million were issued to LBIE on September 27, 2002. The coupon rate on the bonds is zero whereas yield to maturity of 2.9245% was guaranteed if the bonds would not be converted. The conversion price is (Won) 7,313 per share (conversion-exchange rate applied was (Won)1,201.4:US$ 1), which might be adjusted due to additional stock issuances, stock dividends, and split or reverse split of shares. The number of shares available for conversion is 5,914,180 shares. The conversion rights are valid from one year after the issuance date to one month before the maturity date. The Company is obligated to issue new common shares upon the requests of the bondholders while the purchaser is obligated to hold the bonds or converted shares, if converted, until one and half year after the issuance date.

(*2)	The unguaranteed subordinated privately placed bonds of US$16 million were issued to LBIE on December 20, 2002. The coupon rate on the bonds is zero whereas yield to maturity of 2.7335% was guaranteed if the bonds would not be converted. The conversion price is (Won)5,588 per share (conversion-exchange rate applied was (Won)1,215.8:US$ 1), which might be adjusted due to additional stock issuances, stock dividends, and split or reverse split of shares. The number of shares available for conversion is 3,481,173 shares. The conversion rights are valid from one year after the issuance date to one month before the maturity date. The Company is obligated to issue new common shares upon the requests of the bondholders while the purchaser is obligated to hold the bonds or converted shares, if converted, until one and a half year after the issuance date.

(*3)	The unguaranteed subordinated privately placed bonds of US$ 39 million were issued to LBIE on March 26, 2003. The coupon rate on the bonds is zero whereas yield to maturity of 2.215% was guaranteed if the bonds would not be converted. The conversion price is (Won)5,380 per share (conversion-exchange rate applied was (Won)1,194.9:US$ 1), which might be adjusted due to additional stock issuances, stock dividends, and split or reverse split of shares. The number of shares available for conversion is 8,661,914 shares. The conversion rights are valid from one year after the issuance date to one month before the maturity date. The Company is obligated to issue new common shares upon the requests of the bondholders while the purchaser is obligated to hold the bonds or converted shares, if converted, until September 26, 2004.

(*4)	The unguaranteed subordinated privately placed bonds of US$ 1 million were issued to LBIE on July 10, 2003. The coupon rate on the bonds is zero whereas yield to maturity of 2.034% was guaranteed if the bonds would not be converted. The conversion price is (Won)7,228 per share (conversion-exchange rate applied was (Won)1,185.5:US$ 1), which might be adjusted due to additional stock issuances, stock dividends, and split or reverse split of shares. The number of shares available for conversion is 164,429 shares. The conversion rights are valid from one year after the issuance date to one month before the maturity date. The Company is obligated to issue new common shares upon the requests of the bondholders while the purchaser is obligated to hold the bonds or converted shares, if converted, until January 10, 2005.

(3)	In connection with the debentures in foreign currencies listed above, the Company has entered into cross currency swaps with Woori Bank in order to prevent any risks involved with fluctuations in exchange rates and interest rates. As of September 30, 2003 and December 31, 2002, cross currency swap contracts were as follows (Unit: Korean won in millions, U.S. dollars in thousands, and Japanese yen in thousands):

	Contract date	Maturity date	Contracted amount				Interest rates and terms of payment
			Sep. 30, 2003		Dec. 31, 2002
Swap 1	Nov. 7, 2001	Nov. 7, 2004	US$	50,000	US$	50,000	Receipt: LIBOR (6 months) + 1.6%
				64,650		64,650	Payment: Annual rate of 6.90% in every 3 months

Swap 2	Nov. 18, 2001	Nov. 18, 2004	US$	99,496	US$	99,496	Receipt: LIBOR (6 months) + 1.6%
				128,888		128,888	Payment: CD interest rate (3 months) + 1.5%

Swap 3	Jan. 28, 2002	Jan. 16, 2004		JPY 14,924,633		JPY 14,924,633	Receipt: Annual rate of 1.74% in every 6 months
				147,754		147,754	Payment: CD interest rate (91 days) + 1.59%

Swap 4	Sep. 27, 2002	Sep. 27, 2005	US$	36,000	US$	36,000	Receipt: Compound interest rate of 2.9245%(6 month)
				44,136		44,136	Payment: Annual rate of 5%

Swap 5	Dec. 20, 2002	Dec. 20, 2005	US$	16,000	US$	16,000	Receipt: Compound interest rate of 2.7335%(6 month)
				19,248		19,248	Payment: Annual rate of 4.84%

Swap 6	Mar. 26, 2003	Mar. 26, 2006	US$	39,000		—	Receipt: Compound interest rate of 2.215%(6 month)
				48,633			Payment: Annual rate of 3.04%

Swap 7	Jul. 9, 2003	Jul. 10, 2006	US$	1,000		—	Receipt: Compound interest rate of 2.034%(6 month)
				1,179			Payment: Annual rate of 3.93%

For the nine-month period ended September 30, 2003, gains on valuation of swaps of (Won)5,296 million (US$4,604 thousand) and losses on valuation of (Won)12,082 million (US$10,504 thousand) were recorded in connection with Swap 1, Swap 2, Swap 3, Swap 4, Swap 5 Swap 6 and Swap 7. For the nine-month period ended September 30, 2002, gains on valuation of (Won)1,338 million (US$1,163 thousand) and losses on valuation of (Won)15,113 million (US$13,139 thousand) were recorded in connection with Swap 1, Swap 2, Swap 3 and Swap 4.

10.	ACCRUED SEVERANCE BENEFITS:

Employees and directors with more than one your of service are entitled to receive a lump-sum payment upon termination of their service with the Company. The amount to be paid for employees is calculated based on the average wage for 30 days for their each one-year service while the amount for the directors is based on a different regulation of the Company. The accrued severance benefits that would be payable assuming all eligible employees and directors were to resign as of September 30, 2003 amounted to (Won)1,255 million (US$1,091 thousand).

The details of changes in the accrued severance benefits for the nine-month period ended September 30, 2003 are as follows:

	Korean won		US dollars (Note2)
	(In millions)		(In thousands)
Beginning balance	(Won)	968	US$	842
Retirement benefits		287		249
Payment for severance benefits		—		—

Ending balance	(Won)	1,255	US$	1,091

The Company has purchased an employee retirement trust and made deposits in Woori Bank as of September 30, 2003. The deposits, amounting to (Won)581 million (US$505 thousand) as of September 30, 2003, are presented as a deduction from accrued severance indemnities.

11.	ASSETS AND LIABILITIES IN FOREIGN CURRENCIES:

Assets and liabilities in foreign currencies of the Company as of September 30, 2003 and December 31, 2002 are summarized as follows:

	Foreign currencies				Korean won equivalent
	Dec. 31, 2002		Dec. 31, 2002		Sep. 30, 2003		Dec. 31, 2002
	(In thousands)				(In millions)
(Assets)
Currency swaps	JPY	557,472	JPY	43,403	(Won)	5,736	(Won)	440

(Liabilities)
Debentures in foreign currencies	US$	149,737	US$	149,562		172,227		179,534
“	JPY	14,988,855	JPY	14,960,396		154,226		151,530
“	US$	36,000	US$	36,000		41,407		44,136

	Foreign currencies				Korean won equivalent
	Dec. 31, 2002		Dec. 31, 2002		Sep. 30, 2003		Dec. 31, 2002
		(In thousands)			(In millions)
”	US$	16,000	US$	16,000		18,403		19,248
”	US$	39,000	US$	—		44,858		—
	US$	1,000				1,150

Long-term accrued interest payables	US$	1,069	US$	276		1,285		338
”	US$	343	US$	13		417		16
Redemption premium	US$	2,727		—		3,258		—
Reconciliation for conversion rights	US$	(3,862)		—		(4,614)		—

						432,617		394,802

Accrued expenses	US$	920	US$	920		1,058		1,104
	JPY	54,611	JPY	54,611		562		553

						1,620		1,657

Currency swaps	US$	7,176	US$	12,422	(Won)	8,254	(Won)	14,911

	US$	9,884	US$	—		11,368		—
	US$	2,797	JPY	—		3,216		—
	US$	874	US$	—		1,005		—
	US$	2,697	US$	—		3,102		—
	US$	42	US$	—		48		—

						26,993		14,911

					(Won)	461,230	(Won)	411,370

12.	OTHER LIABILITIES:

Other liabilities as of September 30, 2003 and December 31, 2002 are as follows:

	Korean won				US dollars (Note 2)
	Sep. 30, 2003		Dec. 31, 2002		Sep. 30, 2003		Dec. 31, 2002
	(In millions)				(In thousands)
Accrued severance benefits	(Won)	1,255	(Won)	968	US$	1,091	US$	842
Deposits with employee retirement trust (Note 10)		(581)		(581)		(505)		(505)
Accrued expenses		6,570		10,228		5,712		8,892
Other payables		375		143		326		124
Withholdings		202		103		176		90
Currency swaps (Notes 9 and 11)		26,993		14,911		23,468		12,964

	(Won)	34,814	(Won)	25,772	US$	30,268	US$	22,407

13.	SHAREHOLDERS’ EQUITY:

The Company has 2,400,000,000 authorized shares of common stock with (Won)5,000 par value, of which 775,504,910 common shares [(Won)3,877,525 million (US$3,371,175 thousand)] and 767,814,797 common shares [(Won)3,839,074 million (US$3,337,745 thousand)] were issued and outstanding as of September 30, 2003 and December 31, 2002, respectively.

The changes in the capital stock of the Company during the period from the incorporation to September 30, 2003 are as follows (Unit: Korean won in millions):

Date of issuance	Description	Number of shares issued	Capital stock		Paid-in capital in excess of par value
March 27, 2001	Establishment	727,458,609	(Won)	3,637,293	(Won)	—
June 12, 2002	Issue of new shares	36,000,000		180,000		58,645
In 2002	Exercise of warrants	4,356,188		21,781		—

		767,814,797	(Won)	3,839,074	(Won)	58,645

In 2003	Exercise of warrants	7,690,113		38,451		(574)

		775,504,910	(Won)	3,877,525	(Won)	58,071

Other capital surplus consists of consideration for conversion rights in the amounts of (Won)2,215 million (US$1,926 thousand), (Won)997 million (US$ 867 thousand), and (Won)41million(US$ 35.6thousand) of subordinated convertible bonds, the first two among which were issued on March 26, 2003 and the third among which was issued on July 10, 2003, respectively.

Pursuant to the Financial Holding Company Act Article 53, legal reserves are appropriated at more than one tenth of the net income but not exceeding the total capital amount, whenever dividends are declared.

14.	STOCK OPTIONS:

(1)	On December 4, 2002, the Company granted stock options to 62 directors of the Company and its subsidiaries. The exercise price of 60 percent of the total number of stock options granted will be determined depending on the Korean banking industry stock index (at minimum (Won)6,800 per share). In addition, for the remaining 40 percent of the total number of stock options granted, of which the exercise price is (Won)6,800 per share, the number of stock option to be vested will be dependent on the Company’s management performance target levels; non-performing loans ratio, capital adequacy ratio and net income to total asset ratio by 15%, 15%, and 10%, respectively. The stock options are exercisable during a three-year period beginning after three years from the grant date. If the stock options are exercised, the Company has the option either to issue new shares or shares held as treasury stock, or to pay the difference between the market price and the exercise price in cash or with treasury stock.

The summary of stock options granted as of September 30, 2003 is summarized as follows:

Description	The Company	Subsidiaries	Total
Exercisable number of shares	450,000 shares	1,110,000 shares	1,560,000 shares
Type	Share issue or balance compensation	Share issue or balance compensation
Valuation method	Fair value approach	Fair value approach	Fair value approach

(2)	The Company estimated stock option costs using the Black & Scholes pricing model and the details are summarized as follows:

Description	Application
Risk free rate	Yield (5.70%) of treasury bond, which has the same residual maturity as the expected exercise period, as of December 4, 2002
Expected exercising period	4.5 year (average holding period)
Expected dividend income ratio	0%
Expected lapse ratio	0%
Expected volatility of stock price	56.72%, that is the annualized standard deviation of expected stock investment yield based on the continuous compounded method

Exercise price	(Won)6,800 per share

Fair value	(Won)2,081 per share

(3)	The summary of stock option costs over the exercisable period is summarized as follows (Unit: Korean won in millions):

Description	The Company		Subsidiaries		Total
Total stock option costs	(Won)	936	(Won)	2,310	(Won)	3,246
Recorded in 2002		39		96		135
Recorded in the nine months ended 2003		351		866		1,217
To be recorded thereafter		546		1,348		1,894

As for the managements of the subsidiaries, each subsidiary is responsible for absorbing the respective stock option cost. The subsidiaries recorded the related cost as stock compensation expense and other payables, and the Company recorded the same amount as other receivables and capital adjustments.

15.	INCOME TAX EXPENSE:

(1)	Differences between financial accounting income and taxable income (loss) for the nine-month period ended September 30, 2003 are as follows:

	Korean won		US dollars (Note 2)
	(In millions)		(In thousands)
Net income	(Won)	370,091	US$	321,762

Permanent differences
Addition;
Gain on valuation of investment securities		384,695		334,459
Deemed interest income		31,549		27,429
Reconciliation for convertible rights		3,253		2,828
Other		2,118		1,840

		421,615		366,556
Deduction;
Dividend		495,990		431,220
Investment securities		9,712		8,444

		505,702		439,664

		(84,087)		(73,108)

Temporary differences:
Addition;
Investment securities		1,338,480		1,163,693
Other		48,880		42,497

		1,387,360		1,206,190
Deduction;
Investment securities		1,593,845		1,385,711
Other		195,463		169,938

		1,789,308		1,555,649

		(401,948)		(349,459)

Taxable income (loss)	(Won)	(115,944)	US$	(100,805)

(2)	The changes in cumulative temporary differences and tax loss carryforwards for the nine-month period ended September 30, 2003 are as follows (Unit: Korean won in millions):

	Jan. 1, 2003 (*1)		Increase		Decrease		Sep 30, 2003		Deferred tax assets (liabilities)(*2)
Investment securities	(Won)	(1,338,480)	(Won)	(1,593,845)	(Won)	(1,338,480)	(Won)	(1,593,845)	(Won)	(28,037)
Swap contracts		14,472		21,257		14,472		21,257		6,313
Accrued income		(5,098)		(3,073)		(5,098)		(3,073)		(913)
Accrued severance benefits		—		172		—		172		51
Depreciation		18		2		4		16		5
Accrued expenses		2,903		909		2,903		909		270
Allowance for doubtful accounts		133,556		4,811		133,556		4,811		1,429
Accounts receivable		(96)		(862)		—		(958)		(285)
Long-term accrued interest payables		354		1,347		—		1,701		505
Long-term accrued interest income		(3,835)		(23,494)		—		(27,329)		(8,117)
Amortizatioan of discounts on debentures		—		5,572		—		5,572		1,655
Adjustment of conversion rights		—		(7,387)		—		(7,387)		(2,194)

		(1,196,206)		(1,594,591)		(1,192,643)		(1,598,154)		(29,318)
Tax loss carryforwards		39,793		115,944		—		155,737		46,254

	(Won)	(1,156,413)	(Won)	(1,478,647)	(Won)	(1,192,643)	(Won)	(1,442,417)	(Won)	16,936

(*1)	Reflected the additional adjustment based on the reported tax returns.

(*2)	The Company did not recognize deferred tax assets due to the uncertainty of its future realization.

(3)	Remaining tax loss carryforwards and their expirations are as follows (Unit: Korean won in millions):

Year incurred	Amount		Utilized		Remaining		Expiration
2001	(Won)	25,588	(Won)	—	(Won)	25,588	2006
2002		14,205		—		14,205	2007

	(Won)	39,793	(Won)	—	(Won)	39,793

16.	STATEMENTS OF CASHFLOWS

For the nine months ended September 30, 2003, the transactions without cash flows are as follows (unit: Korean won in millions):

Transactions	Sep. 30, 2003		Sep. 30, 2003
	(million)		(thousand)
Increase in capital adjustments due to valuation of investment securities	(Won)	384,695	US$	334,459
Decrease in retained earnings due to valuation of investment securities		9,712		8,444
Write-off of loans		127,517		110,865
Increase in other receivable and stock options		866		753

17.	GENERAL AND ADMINISTRATIVE EXPENSES:

General and administrative expenses for the nine-month periods ended September 30, 2003 and 2002 are summarized as follows:

	Korean won				US dollars (Note 2)
	2003		2002		2003		2002
	(In millions)				(In thousands)
Salaries, wages and bonuses	(Won)	5,166	(Won)	5,002	US$	4,491	US$	4,349
Provision for severance benefits		287		769		250		669
Fringe benefits		323		363		281		316
Rent		1,746		1,777		1,518		1,545
Entertainment		348		380		303		330
Depreciation		105		197		91		171
Amortization on intangible assets		10		8		9		7
Taxes and dues		60		76		52		66
Advertising		6,234		5,841		5,420		5,078
Travel		169		277		147		241
Telecommunications		50		55		43		48
Commissions		1,191		535		1,035		465
Suppliers		76		84		66		73
Stock compensation (Note 14)		351		—		305		—
Other		982		431		854		374

	(Won)	17,098	(Won)	15,795	US$	14,865	US$	13,732

General and administrative expenses for the three-month periods ended September 30, 2003 and 2002 are summarized as follows:

	Korean won				US dollars (Note 2)
	2003		2002		2003		2002
	(In millions)				(In thousands)
Salaries, wages and bonuses	(Won)	1,805	(Won)	1,183	US$	1,569	US$	1,029
Provision for severance benefits		20		69		17		60
Fringe benefits		84		83		73		72
Rent		576		592		501		515
Entertainment		91		109		79		95
Depreciation		35		65		30		57
Amortization on intangible assets		3		3		3		3
Taxes and dues		17		32		15		28
Advertising		967		30		841		26
Travel		62		33		54		29
Telecommunications		13		18		11		16
Commissions		621		212		540		184
Suppliers		27		24		23		21
Stock compensation (Note 14)		117		—		102		—
Other		311		194		271		166

	(Won)	4,749	(Won)	2,647	US$	4,129	US$	2,301

18.	FINANCIAL INFORMATION OF SUBSIDIARIES:

(1)	The condensed balance sheets of subsidiaries prepared as of September 30, 2003 are as follows (Unit: Korean won in millions):

Company	Total assets		Total liabilities		Total stockholders’ equity (capital deficiency)
Woori Bank	(Won)	97,936,335	(Won)	92,427,254	(Won)	5,509,081
Kyongnam Bank		11,140,921		10,642,039		498,882
Kwangju Bank		9,003,099		8,644,503		358,596
Woori Credit Card		3,668,864		3,431,235		237,629
Woori Finance Information System		264,395		256,221		8,174
Woori F&I		168,724		134,340		34,384
Woori First Asset Securitization Specialty		430		395		35
Woori Second Asset Securitization Specialty		33,733		47,318		(13,585)
Woori Third Asset Securitization Specialty		36,585		89,139		(52,554)
Woori Investment Trust Management		35,253		375		34,878
Woori Securities		849,617		488,622		360,995

	(Won)	123,137,956	(Won)	116,161,441	(Won)	6,976,515

(2)	The condensed statements of operations of subsidiaries prepared for the nine-month period ended September 30, 2003 are as follows (Unit: Korean won in millions):

Company	Operating revenue		Operating expense		Net operating profit (loss)		Ordinary income (loss)		Net income (loss)
Woori Bank	(Won)	5,824,425	(Won)	4,838,243	(Won)	986,182	(Won)	1,280,562	(Won)	1,159,137
Kyongnam Bank		566,942		506,907		60,035		53,296		83,742
Kwangju Bank		441,015		408,241		32,774		36,748		64,404
Woori Credit Card		765,314		1,562,773		(797,459)		(768,821)		(889,781)
Woori Investment Bank(*1)		140,514		138,037		2,477		21,561		21,561
Woori Finance Information System		200,641		194,285		6,356		7,445		5,413
Woori F&I		17,460		11,774		5,686		17,966		10,876
Woori First Asset Securitization Specialty		14,766		10,256		4,510		4,505		131,905
Woori Second Asset Securitization Specialty		11,975		11,204		771		(83)		(83)
Woori Third Asset Securitization Specialty		4,557		5,983		(1,426)		(1,888)		(1,888)
Woori Investment Trust Management		5,568		3,828		1,740		1,801		1,231
Woori Securities		123,193		119,943		3,250		(13,748)		(11,348)

	(Won)	8,116,370	(Won)	7,811,474	(Won)	304,896	(Won)	639,344		575,169

(*1)	The condensed statement of operations of WIB was prepared for the seven months ended July 31, 2003 prior to the merger into Woori Bank.

(3)	Major debt and assets of the Company and its subsidiaries as of September 30, 2003 are summarized as follows (Unit: Korean won in millions):

1)	Major debt

Company	Deposits		Borrowings		Debentures		Total
Woori Finance Holdings	(Won)	—	(Won)	350,000	(Won)	2,293,926	(Won)	2,643,926
Woori Bank		69,605,114		9,203,712		6,704,616		85,513,442
Kyongnam Bank		8,419,236		1,531,963		310,164		10,261,363
Kwangju Bank		6,487,449		1,447,202		200,538		8,135,189
Woori Credit Card		—		740,112		2,505,230		3,245,342
Woori Finance Information System		—		180,000		—		180,000
Woori F&I		—		126,850		—		126,850
Woori Second Asset Securitization Specialty		—		—		100		100
Woori Third Asset Securitization Specialty		—		—		28,790		28,790
Woori Investment Trust Management		48		—		—		48
Woori Securities		139,212		110,860		—		250,072

	(Won)	84,651,059	(Won)	13,690,699	(Won)	12,043,364	(Won)	110,385,122

2)	Major assets

Company	Cash and due from banks		Securities		Loans		Total
Woori Finance Holdings	(Won)	290,814	(Won)	7,157,484	(Won)	980,811	(Won)	8,429,109
Woori Bank		4,048,219		18,834,323		69,025,920		91,908,462
Kyongnam Bank		944,816		3,217,992		6,422,702		10,585,510
Kwangju Bank		313,800		2,765,194		5,322,355		8,401,349
Woori Credit Card.		867,045		673,197		2,002,189		3,542,431
Woori Finance Information System		5,730		89		—		5,819
Woori F&I		14,895		146,743		—		161,638
Woori First Asset Securitization Specialty		430		—		—		430
Woori Second Asset Securitization Specialty		3,212		20,244		9,954		33,410
Woori Third Asset Securitization Specialty		4,905		31,245		426		36,576
Woori Investment Trust Management		24,692		339		1,800		26,831
Woori Securities		228,228		415,333		37,231		680,792

	(Won)	6,746,786	(Won)	33,262,183	(Won)	83,803,388	(Won)	123,812,357

(4)	Allowances for possible loan losses of subsidiaries as of September 30, 2003 are summarized as follows (Unit: Korean won in millions):

Company	Loans subject to allowance for possible loan losses		Allowance		% of allowance to loans
Woori Bank	(Won)	70,539,604	(Won)	1,513,684	2.15
Kyongnam Bank		6,533,766		111,064	1.70
Kwangju Bank		5,405,925		83,570	1.55
Woori Credit Card		2,561,338		559,149	21.83
Woori Second Asset Securitization Specialty		18,515		8,561	46.24
Woori Third Asset Securitization Specialty		445		19	4.27
Woori Investment Trust Management		1,800		—	—
Woori Securities		58,341		21,110	36.18

Total	(Won)	85,119,734	(Won)	2,297,157	2.70

19.	CONTRIBUTIONS TO NET INCOME BY SUBSIDIARIES:

Contributions to net income of the Company by subsidiaries after elimination of intercompany transactions for the nine months ended September 30, 2003 are as follows:

Company	Korean won		US dollars (Note 2)		Ratio (%)
	(In millions)		(In thousands)
Woori Bank	(Won)	1,147,436	US$	997,597	273.0
Kyongnam Bank		83,403		72,512	19.8
Kwangju Bank		63,678		55,363	15.1
Woori Credit Card		(893,447)		(776,775)	(212.5)
Woori Investment Bank		7,390		6,425	1.7
Woori Finance Information System		3,712		3,227	0.9
Woori F&I		10,873		9,453	2.6
Woori Second Asset Securitization Specialty		1,594		1,386	0.4
Woori Third Asset Securitization Specialty		(1,888)		(1,642)	(0.4)
Woori Investment Trust Management		1,231		1,070	0.3
Woori Securities		(3,611)		(3,140)	(0.9)

Gain on valuation using the equity method		420,371		365,476	100.0

Other income		89,600		77,900
Other expenses		(139,880)		(121,614)

Net income	(Won)	370,091	US$	321,762

20.	TRANSACTIONS WITH RELATED PARTIES:

(1)	Balances for transactions with the subsidiaries as of September 30, 2003 and December 31, 2002 are as follows:

	Korean won				US dollars (Note2)				Account
	Sep. 30, 2003		Dec. 31, 2002		Sep. 30, 2003		Dec. 31, 2002
	(In millions)				(In thousands)
Woori Bank	(Won)	263,563	(Won)	51,757	US$	229,145	US$	44,998	Cash and bank deposits
”		600,000		600,000		521,648		521,648	Loans
”		3,846		3,846		3,344		3,344	Guarantee deposits
”		433		43		376		37	Other receivables
”		22,148		3,905		19,256		3,395	Accrued income
”		5,736		440		4,987		383	Currency swaps (assets)
”		26,993		14,911		23,468		12,964	Currency swaps (liabilities)
Kyongnam Bank		16,092		10,595		13,991		9,211	Cash and bank deposits
”		15		12		13		10	Accrued income
Kwangju Bank		11,158		10,898		9,701		9,475	Cash and bank deposits
”		50,000		50,000		43,471		43,471	Loans
”		1,691		9		1,470		8	Accrued income
Woori Credit Card		—		200,000		—		173,883	Loans
”		—		12		—		10	Other receivables
”		—		147		—		128	Accrued income
”		43		92		37		80	Other payables
Woori Investment Bank		—		7		—		6	Other receivables
Woori Finance Information System		180,000		180,000		156,495		156,495	Loans
”		117		12		102		10	Other receivables
”		2,235		2,235		1,943		1,943	Accrued income
”		27		—		23		—	Other payables
”		69		—		60		—	Accrued expenses
Woori F&I		126,850		34,600		110,285		30,082	Loans
”		—		78		—		68	Accrued income
Woori First Asset Securitization Specialty		—		188,847		—		164,186	Loans
”		—		431		—		375	Accrued income
Woori Second Asset Securitization Specialty		100		59,936		87		52,109	Loans
”		2		1,038		2		902	Accrued income

	Korean won		US dollars (Note2)		Account
	Sep. 30, 2003	Dec. 31, 2002	Sep. 30, 2003	Dec. 31, 2002
	(In millions)		(In thousands)
Woori Third Asset Securitization Specialty	28,790	65,204	25,030	56,689	Loans
”	476	1,078	414	937	Accrued income
Woori Investment Trust Management	56	6	49	5	Other receivables
Woori Credit Information	69	7	60	6	Other receivables
Woori CA Asset Management	95	—	83	—	Other receivables
Principal guaranteed trust accounts of Woori Bank	581	581	505	505	Deposits with employee retirement trust

(2)	Transactions with the subsidiaries for the nine-month periods ended September 30, 2003 and 2002 are as follows:

	Korean won			US dollars (Note2)
	2003		2002	2003		2002		Account
	(In millions)			(In thousands)
Woori Bank	(Won)	3,102	1,110	US$	2,697	US$	965	Interest income
”		17,976	64		15,629		56	Interest income
”		5,296	1,338		4,604		1,163	Gain on valuation of swap contracts
”		1,488	15,113		1,294		13,139	Loss on valuation of swap contracts
”		12,082	1,637		10,504		1,423	Rent
”		—	415		—		361	Interest expense
Kyongnam Bank		377	391		328		340	Interest income
Kwangju Bank		305	468		265		407	Interest income
”		1,683	—		1,463		—	Interest income
Woori Credit Card		3,163	—		2,750		—	Interest income
Woori Finance Information System		9,968	1,005		8,666		874	Interest income
”		—	239		—		208	Miscellaneous income
”		259	29		225		25	Other administrative expenses
Woori F&I		5,408	14		4,702		12	Interest income
Woori First Asset Securitization Specialty		9,190	24,518		7,990		21,316	Interest income
Woori Second Asset Securitization Specialty		1,120	7,165		974		6,229	Interest income
Woori Third Asset Securitization Specialty		1,992	4,463		1,732		3,880	Interest income

(3)	Transfer of credit card subscriber base

Pursuant to a transfer agreement between Kwangju Bank and WCC dated December 23, 2002, Kwangju Bank sold its credit card subscriber base to WCC for (Won)27 billion (US$23 million) on February 28, 2003.

21.	EARNINGS PER COMMON SHARES:

(1)	Basic ordinary income (loss) per common share and basic net income (loss) per common share for the three-month and nine-month periods ended September 30, 2003 and 2002 are as follows:

	Korean won
	2003				2002
	Three-month		Nine-month		Three-month		Nine-month
	(In millions, except for income per share)
Net income (loss) on common shares	(Won)	(137,411)	(Won)	370,091	(Won)	70,486	(Won)	217,478
Extraordinary gain (loss)		—		—		—		—
Income tax effect on extraordinary gain (loss)		—		—		—		—

Ordinary income (loss) on common shares	(Won)	(137,411)	(Won)	370,091	(Won)	70,486	(Won)	217,478

Weighted average number of common shares outstanding		775,504,910		770,449,840		766,583,466		743,173,050

Basic ordinary income (loss) per common shares	(Won)	(177)	(Won)	480	(Won)	92	(Won)	293

Basic net income (loss) per common shares	(Won)	(177)	(Won)	480	(Won)	92	(Won)	293

	US dollars (Note 2)
	2003				2002
	Three-month		Nine-month		Three-month		Nine-month
	(In thousands, except for income per share)
Net income (loss) on common shares	US$	(119,467)	US$	321,762	US$	61,282	US$	189,078
Extraordinary gain (loss)		—		—		—		—
Income tax effect on extraordinary gain (loss)		—		—		—		—

Ordinary income (loss) on common shares	US$	(119,467)	US$	321,762	US$	61,282	US$	189,078

Weighted average number of common shares outstanding		775,504,910		770,449,840		766,583,466		743,173,050

Basic ordinary income (loss) per common shares	US$	(0.154)	US$	0.417	US$	0.080	US$	0.255

Basic net income (loss) per common shares	US$	(0.154)	US$	0.417	US$	0.080	US$	0.255

(2) Diluted ordinary income (loss) per common share and diluted net income (loss) per common share are for the three-month and nine-month periods ended September 30, 2003 and 2002 are as follows:

	Korean won
	2003				2002
	Three-month		Nine-month		Three-month		Nine-month
	(In millions, except for income per share)
Diluted net income (loss) on common shares	(Won)	(137,411)	(Won)	372,296	(Won)	70,493	(Won)	217,708
Extraordinary gain (loss)		—		—		—		—
Income tax effect on extraordinary gain (loss)		—		—		—		—

Diluted ordinary income (loss) on common shares	(Won)	(137,411)	(Won)	372,296	(Won)	70,493	(Won)	217,708

Weighted average number of common and dilutive common shares outstanding		775,504,910		795,662,969		768,796,965		745,019,617

Diluted ordinary income (loss) per common shares	(Won)	(177)	(Won)	468	(Won)	91	(Won)	292

Diluted net income (loss) per common shares	(Won)	(177)	(Won)	468	(Won)	91	(Won)	292

	US dollars (Note 2)
	2003				2002
	Three-month		Nine-month		Three-month		Nine-month
	(In thousands, except for income per share)
Diluted net income (loss) on common shares	US$	(119,467)	US$	323,679	US$	61,288	US$	189,278
Extraordinary gain (loss)		—		—		—		—
Income tax effect on extraordinary gain (loss)		—		—		—		—

Diluted ordinary income (loss) on common shares	US$	(119,467)	US$	323,679	US$	61,288	US$	189,278

Weighted average number of common and dilutive common shares outstanding		775,504,910		795,662,969		768,796,965		745,019,617

Diluted ordinary income (loss) per common shares	US$	(0.154)	US$	0.407	US$	0.079	US$	0.254

Diluted net income (loss) per common shares	US$	(0.154)	US$	0.407	US$	0.079	US$	0.254

(3)	The basic net income per share for the three-month periods ended March 31, 2003 and June 30, 2003 were (Won)273 (US$ 0.237) and (Won)411 (US$ 0.357), respectively, and for the year ended December 31, 2002 was (Won)786 (US$0.683). The basic ordinary income per share for such periods were the same as the basic net income per share.

(4)	All common stock equivalents as of September 30, 2003 are as follows:

Item	Face value (In millions)		Exercise period	Common stock to be issued (shares)	Remarks
Convertible bonds	US$	36	Oct. 28, 2002 ~ Aug 27, 2005	5,914,180	Using exchange rate of (Won)1,201.4 convert 1 share at (Won)7,313
Convertible bonds	US$	16	Jan. 21, 2003 ~ Nov. 20, 2005	3,481,173	Using exchange rate of (Won)1,215.8 convert 1 share at (Won)5,588
Convertible bonds	(Won)	20,000	Mar. 27, 2004 ~ Feb. 26, 2006	3,717,472	Convert 1share at (Won)5,380
Convertible bonds	US$	39	Mar. 27, 2004 ~ Feb. 26, 2006	8,661,914	Using exchange rate of (Won)1,194.9 concert 1 shares at (Won)5,380
Convertible bonds	US$	1	Jul. 10, 2004 ~ Jun. 10, 2006	164,429	Using exchange rate of (Won)1,185.5 concert 1 shares at (Won)7,228
Stock options		—	Dec. 5, 2005 ~ Dec. 4, 2008	1,560,000	(Note 14)

22.	CREDITS TO SK NETWORKS CO., LTD.:

Woori Bank, a subsidiary of the Company, has loans receivable from and payment guarantees for SK Networks Co., Ltd.(formerly known as SK Global) and its overseas subsidiaries (collectively referred to as “SK Global”) in the total amount of (Won)301 billion (US$262 million). In connection, Woori Bank provided (Won)180 billion (US$156 million) as allowances for credit losses as of September 30, 2003. However, SK Networks is currently undergoing a corporate restructuring and depending on the result of this restructuring, Woori Bank’s actual losses on SK Networks credit may differ materially.

23.	WOORI AMERICA BANK’S MERGER WITH PANASIA BANK N.A.

On September 11, 2003, Woori America Bank, an overseas 2nd -tier subsidiary of the Company, merged with Panasia Bank N.A. pursuant to an agreement with National Penn Bancshares dated February 10, 2003, which had owned 100% stock of Panasia Bank N.A. The merger consideration was US$ 34,500 thousand and in connection with the merger, Woori Bank, a subsidiary of the Company, increased its capital holding in Woori America Bank by US$ 15,000 thousand on September 3, 2003.

24.	WOORI BANK’S MERGER WITH WOORI INVESTMENT BANK:

Woori Bank merged with Woori Investment Bank, a subsidiary of the Company, on July 31, 2003 pursuant to a merger agreement dated June 25, 2003. As a result, Woori Bank took over substantially all of the assets and liabilities of Woori Investment Bank by exchanging one common share of Woori Investment Bank for 0.0355 share of Woori Bank. Woori Bank increased its capital surplus by (Won)88,439 million (US$ 76,890 thousand) which was the difference between merger consideration of (Won)138,682 million (US$ 120,572 thousand) and net assets acquired of (Won)227,121 million (US$ 197,462 thousand). Accordingly, the number of issued common shares of Woori Bank increased from 553 million to 571 million and contributed capital of Woori Bank increased from (Won)2,764.4 billion (US$2,403 million) to (Won)2,852.8 billion (US$2,480 million).

25.	LITIGATION

As of September 30, 2003, the Company is a defendant in a lawsuit claiming damages amounting to (Won)17 billion (US$15 million). However, the Company does not anticipate that the outcome of this lawsuit would have a significant effect on its financial condition.

26.	ECONOMIC UNCERTAINTIES:

In response to general unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying non-consolidated financial statements reflect management’s assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management’s current assessment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd. (Registrant)

Date: November 18, 2003	By:	/s/ WON GIHL SOHN

(Signature)
	Name:	Won Gihl Sohn
	Title:	Managing Director